Exhibit 99.1
THIRD QUARTER REPORT 2006 — NOVEMBER 2, 2006
Based on US GAAP and expressed in US dollars
Barrick Earns Over $1 Billion in First Nine Months of 2006
Earnings and Cash Flow Per Share Rise Over 100%

Highlights
•	Q3 net income was $405 million ($0.46 per share) compared to $113 million ($0.21 per share) in the prior-year period, and Q3 operating cash flow was a record $805 million ($0.92 per share) compared to $232 million ($0.43 per share) in the prior-year period.

•	Q3 equity gold production was 2.2 million ounces at total cash costs of $281 per ounce[1], for year-to-date gold production of 6.2 million ounces at total cash costs of $282 per ounce. The Company expects to meet its original 2006 gold production and cash cost guidance and is targeting to produce about 8.6 million ounces of gold at total cash costs of about $285 per ounce.

•	Q3 copper production was 95 million pounds at total cash costs of $0.81 per pound[1], for a year-to-date total of 267 million pounds at total cash costs of $0.77 per pound. The Company is on track to meet its production guidance of 370 million pounds at total cash costs of about $0.80 per pound.

•	During Q3, the Company announced that it had entered into an agreement to sell its interest in the South Deep mine to Gold Fields Limited for total consideration of $1.525 billion. The transaction is expected to close in early 2007.

•	During Q3, Barrick announced all-cash offers for NovaGold Resources Inc. and Pioneer Metals Corporation. On October 24, 2006, Barrick announced its best and final offer price for NovaGold of US$16.00 per common share and extended the offer to November 7, 2006.

•	In October 2006, Barrick successfully completed the issuance of $1 billion of copper-linked notes. Proceeds of this offering were used to repay existing short-term debt and will be used to fund Barrick’s development projects.

•	On November 1, 2006, Barrick entered into a preliminary agreement with Highland Gold Mining Limited to contribute its 50% interest in the Taseevskoye deposit and other exploration properties to Highland and increased its ownership to 34%.
Barrick Gold Corporation today reported net income of $405 million ($0.46 per share) for third quarter 2006, up significantly from net income of $113 million ($0.21 per share) in the year-earlier period. Third quarter 2006 net income was reduced by $45 million ($0.05 per share) of special items (see page 9 of Management’s Discussion and Analysis for further details).
     Operating cash flow for third quarter 2006 was a Company record of $805 million ($0.92 per share), compared with the prior-year period of $232 million ($0.43 per share).
     “Our third-quarter results demonstrate the Company’s ability to generate robust earnings and cash flow through expanded margins from its global portfolio of assets,” said Greg Wilkins, President and CEO. “This has translated into impressive per share growth as we benefit from leverage to higher metal prices.”

[1]	Total cash costs is defined as cost of sales divided by ounces of gold sold or pounds of copper sold. Total cash costs exclude amortization expense and inventory purchase accounting adjustments. For further information on this performance measure see pages 17 to 18 of the Company’s MD&A.

BARRICK THIRD QUARTER 2006	PRESS RELEASE

PRODUCTION AND COSTS
In third quarter 2006, Barrick produced 2.2 million ounces of gold at total cash costs of $281 per ounce, compared to 1.5 million ounces produced at total cash costs of $210 per ounce for the prior-year quarter. The increase in production year-over-year is due to the successful acquisition of Placer Dome.
     Barrick’s financial results benefited from the strong gold price, as it realized $581 per ounce on its gold sales. During the third quarter, Barrick sold all its gold production at spot prices, and incurred a $79-million charge against gold sales for the impact of the previously-announced Placer Dome hedge book close-out. In the first nine months, the Company’s margin over its total cash costs has increased by 47% year-over-year due to the rising gold price environment. The Company also produced 95 million pounds of copper during the third quarter 2006, and realized $3.32 per pound on its copper sales relative to its total cash costs of $0.81 per pound.
REGIONAL RESULTS
North America
The North America region’s third-quarter gold production was 0.8 million ounces, similar to the prior-year’s production levels, at total cash costs of $344 per ounce compared to $224 per ounce in the prior-year period. Production from Goldstrike was lower in the third quarter due to lower-grade ore processed from the open-pit stockpiles. The Company expects North American gold production for the fourth quarter of 2006 to be higher primarily due to higher production from Goldstrike and Cortez. Total cash costs for the region increased over the same period primarily due to the mix of production from the acquired mines, and lower production from Goldstrike.
     The Cortez Hills project is nearing the end of its first year, with about $40 million of the $480-million project budget spent to date. The Company targets completion of the environmental impact statement and receipt of required approvals in the second half of 2007, thereby allowing the 15-month construction period to commence. At present, open-pit mining equipment is being procured, and development of twin declines for underground exploration continues to advance.
     At the Pueblo Viejo project, the Company continues to update the feasibility analysis prepared by Placer Dome prior to the acquisition, while concurrently undertaking government and community relations, and environmental permitting. During the quarter, a 10,000-meter follow-up exploration drill program was approved and initiated. The objective of the program is to confirm continuity of the new mineralization defined this year and add mineralized resources to the project.
     Barrick continues to advance the Donlin Creek project. An expanded 82,000-meter drill program is in progress with the objective of upgrading mineralization in the inferred category to measured and indicated resources. Approximately 68,000 meters of core drilling were completed by the end of the quarter, including 57,000 meters of infill drilling. The drilling program is slightly ahead of schedule, however, approximately 17,000 meters of core backlog has accumulated, which should be logged by the end of the year. Grades encountered in the drilling are consistent with the resource model. The Company has ensured that the appropriate financial, technical and human resources are being devoted to the timely completion of the feasibility study.
South America
The South America region produced 0.6 million ounces of gold at total cash costs of $125 per ounce in the third quarter 2006 versus 0.4 million ounces of gold at $122 per ounce in the prior-year quarter. The year-over-year increase is due to production from the Veladero mine which opened in late 2005. Lagunas Norte produced more gold as a result of increased primary crusher throughput and higher grades, and the mine continues to target production of over one million ounces in 2006.
     The Zaldívar copper mine produced 80 million pounds of copper during third quarter 2006 at total cash costs of $0.65 per pound. Production benefited in the quarter due to improved crusher availability.

BARRICK THIRD QUARTER 2006	2	PRESS RELEASE

     At the Pascua-Lama project in Chile/Argentina, the Company filed a report consolidating all environmental impact assessments in Argentina and related documentation, including responses to public questions. Approvals from the Argentine environmental regulatory authorities are targeted for the fourth quarter of 2006. Construction is expected to commence after receipt of approvals and issuance of sectoral permits, with Pascua-Lama’s first gold pour now targeted for 2010.
     Barrick is the recent recipient of the Award for Excellence in Corporate Social and Ethical Responsibility for the Integrated Agricultural and Livestock Project in Cuncashca, Peru. The award was presented by the Canadian Manufacturers & Exporters (CME) and Canadian International Development Agency (CIDA) in recognition of Barrick’s corporate responsibility policies and its outstanding work in international cooperation.
Australia Pacific
The Australia Pacific region’s third-quarter gold production was 0.6 million ounces at total cash costs of $372 per ounce versus 0.2 million ounces at total cash costs of $245 per ounce in the prior-year period. At Kalgoorlie, production continues to be lower due to reduced throughput caused by harder ore and lower-than-planned ore grades, which resulted in higher total cash costs. At Cowal, production is continuing to ramp up, as grades and throughput rates are expected to improve. Total cash costs for the region increased over the prior-year period due to the new mix of mines, higher labor costs, and increases in currency exchange rates.
Africa
The Africa region produced 0.3 million ounces of gold in the quarter at total cash costs of $254 per ounce versus 0.1 million ounces at total cash costs of $318 per ounce in the prior-year period. At North Mara, production improved during the quarter as a result of increased shovel efficiencies and drilling capacity, and mining from the higher-grade Gokona ore body. South Deep production was impacted by the skip accident that occurred in the second quarter of 2006 as well as an underground fire that occurred late in third quarter 2006. Total cash costs for the third quarter 2006 are lower as a result of higher production levels. At South Deep, insurance arrangements have mitigated the impact of the skip accident on total cash costs.
CORPORATE DEVELOPMENT
Early in the third quarter, Barrick announced all-cash offers for NovaGold Resources Inc. and Pioneer Metals Corporation. Subsequently, the Company has acquired approximately 90% of the outstanding common shares of Pioneer, and has extended its offer to November 9. On October 24, 2006, Barrick increased its all-cash offer to acquire the outstanding common shares of NovaGold to US$16.00 per common share and extended the offer to November 7, 2006. The increased price is Barrick’s best and final offer price for NovaGold.
     During the third quarter, the Company announced it had entered into a definitive purchase and sale agreement with Gold Fields Limited regarding Barrick’s indirectly held 50% interest in the South Deep asset and its rights under the joint venture agreement with Western Areas Limited in the Republic of South Africa. The consideration is comprised of $1.525 billion of which $1.2 billion will be paid in cash and the balance of $325 million in Gold Fields shares. The agreement is subject to customary conditions including the receipt of South African regulatory approvals and is expected to close in early 2007.
     On November 1, 2006, Barrick entered into a preliminary agreement with Highland Gold Mining Limited whereby Barrick would transfer ownership of certain companies holding Russian and Kyrgyz licenses in return for additional Highland shares. In effect, Barrick will be contributing its 50% interest in the Taseevskoye deposit, as well as other exploration properties in Russia and Central Asia, to Highland, thereby consolidating ownership of these properties under one company. In exchange, Highland will issue to Barrick approximately 34.5 million shares, which will increase Barrick’s ownership in Highland from 20% to approximately 34%. As part of the transaction, Barrick will second several of its employees to Highland, and will receive two additional Board seats. Completion of

BARRICK THIRD QUARTER 2006	3	PRESS RELEASE

the transaction is subject to regulatory approval and approval by Highland shareholders. The Fedorova PGM deposit is not included in this transaction.
FINANCIAL POSITION
In October 2006, Barrick successfully completed the issuance of $1 billion of copper-linked notes, comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036. During the first three years of these notes, the original $1 billion of funding is to be repaid from the sales proceeds of approximately 324 million pounds of copper (equating to approximately $3.08 per pound), and is to be replaced with $1 billion of funding in the form of conventional interest-bearing notes. Debt outstanding at any time from issue date to maturity is $1 billion. Proceeds of this offering have been used to repay $490 million of short-term debt, and will also be used to fund Barrick’s development projects and to finance upcoming debt maturities.
     In August 2006, Barrick increased its $1-billion credit facility to $1.5 billion, and currently has the full amount available for use.
OUTLOOK
The Company expects gold production in the fourth quarter to be its best quarterly performance and to meet its original 2006 full year guidance. The Company is targeting to produce about 8.6 million ounces of gold at total cash costs of about $285 per ounce.
     The Company expects to meet its 2006 copper production guidance of 370 million pounds at total cash costs of about $0.80 per pound.
     The Company is planning to sell its interests in the South Deep mine and the Paddington operations in Australia. As well, production at Goldstrike is expected to be about 15% lower in 2007 as the site will be processing lower-grade ore stockpiles for about eight months due to waste stripping in the open pit. Production at Veladero is expected to continue at 2006 levels until we access high-grade areas of the Filo Federico ore body beginning in early 2009. As a result of an overall decrease in the grades to be processed in 2007, part of which is the result of processing material that has been re-classified to ore due to higher gold prices, along with continued inflationary pressures, total cash costs per ounce are expected to increase by about 15-18% in 2007.
* * * * *
     Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner. Barrick’s shares are traded on the Toronto, New York and London stock exchanges.

BARRICK THIRD QUARTER 2006	4	PRESS RELEASE

Key Statistics

	Three months ended		Nine months ended
(in United States dollars)	September 30,		September 30,
(Unaudited)	2006	2005	2006	2005

Operating Results
Gold production (thousands of ounces)[1]	2,162	1,509	6,203	3,812
Gold sold (thousands of ounces)[1]	2,169	1,456	6,107	3,670

Per ounce data
Average spot gold price	$622	$439	$601	$432
Average realized gold price[5]	581	427	571	426
Total cash costs[2]	281	210	282	229
Amortization[3]	73	72	76	77
Total production costs	354	282	358	306

Copper production (millions of pounds)	95	n/a	267	n/a
Copper sold (millions of pounds)	99	n/a	276	n/a

Per pound data
Average spot copper price	$3.48	n/a	$3.00	n/a
Average realized copper price	3.32	n/a	3.09	n/a
Total cash costs[2]	0.81	n/a	0.77	n/a
Amortization[3]	0.23	n/a	0.39	n/a
Total production costs	1.04	n/a	1.16	n/a

Financial Results (millions)
Sales	$1,632	$627	$4,347	$1,574
Net income	405	113	1,088	226
Operating cash flow	805	232	1,803	457

Per Share Data (dollars)
Net income (diluted)	0.46	0.21	1.29	0.42
Operating cash flow (diluted)	0.92	0.43	2.12	0.85
Weighted average diluted common shares (millions)[4]	879	539	850	537

	As at	As at
	September 30,	December 31,
	2006	2005

Financial Position (millions)
Cash and equivalents	$1,766	$1,037
Non-cash working capital	418	151
Long-term debt	2,888	1,721
Shareholders’ equity	13,677	3,850

[1]	Includes equity gold ounces in Tulawaka, South Deep and Porgera. Production also includes equity gold ounces in Highland Gold.

[2]	Represents equity cost of goods sold plus royalties, production taxes and accretion expense, less by-product revenues, divided by equity ounces of gold sold or pounds of copper sold. For further information on this performance measure, refer to page 17. Excludes amortization and inventory purchase accounting adjustments.

[3]	Represents equity amortization expense and inventory purchase accounting adjustments at the Company’s producing mines divided by equity ounces of gold sold or pounds of copper sold.

[4]	Fully diluted, includes dilutive effect of stock options, convertible debt and preferred shares.

[5]	Calculated as consolidated gold sales divided by consolidated ounces sold.

BARRICK THIRD QUARTER 2006	5	SUMMARY INFORMATION

Production and Cost Summary

	Gold Production (attributable ounces) (000’s)				Total Cash Costs (US$/oz)
	Three months ended		Nine months ended		Three months ended		Nine months ended
	September 30,		September 30,[1]		September 30,		September 30,[1]
(Unaudited)	2006	2005	2006	2005	2006	2005	2006	2005

North America	765	791	2,439	2,068	$344	$224	$307	$243
South America	566	368	1,450	711	125	122	159	126
Australia Pacific	570	232	1,615	719	372	245	334	245
Africa	256	109	675	293	254	318	322	336
Russia/Central Asia	5	9	24	21	467	314	456	297

Total	2,162	1,509	6,203	3,812	$281	$210	$282	$229

	Copper Production (attributable pounds) (Millions)				Total Cash Costs (US$/lb)
	Three months ended		Nine months ended		Three months ended		Nine months ended
	September 30,		September 30,[1]		September 30,		September 30,[1]
(Unaudited)	2006	2005	2006	2005	2006	2005	2006	2005

South America	80	—	222	—	$0.65	—	$0.62	—
Australia Pacific	15	—	45	—	1.56	—	1.46	—

Total	95	—	267	—	$0.81	—	$0.77	—

	Total Gold Production Costs (US$/oz)
	Three months ended		Nine months ended
	September 30,		September 30,
(Unaudited)	2006	2005	2006	2005

Direct mining costs at market foreign exchange rates	$282	$237	$285	$263
Gains realized on currency and commodity hedge contracts	(11)	(21)	(11)	(23)
By-product credits	(12)	(23)	(16)	(27)

Cash operating costs	259	193	258	213
Royalties	17	11	18	11
Production taxes	2	4	3	3
Accretion and other costs	3	2	3	2

Total cash costs[2]	281	210	282	229
Amortization	73	72	74	77
Inventory purchase accounting adjustments	—	—	2	—

Total production costs	$354	$282	$358	$306

	Total Copper Production Costs (US$/lb)
	Three months ended		Nine months ended
	September 30,		September 30,
(Unaudited)	2006	2005	2006	2005

Cash operating costs	$0.79	—	$0.76	—
Royalties	0.02	—	0.01	—

Total cash costs[2]	0.81	—	0.77	—
Amortization	0.14	—	0.13	—
Inventory purchase accounting adjustments	0.09	—	0.26	—

Total production costs	$1.04	$—	$1.16	$—

[1]	Barrick’s share of acquired Placer Dome mines’ production and total cash costs for the period January 20, 2006 to September 30, 2006.

[2]	Total cash costs per ounce/pound excludes amortization and inventory purchase accounting adjustments. Total cash costs per ounce/pound is a performance measure that is used throughout this Third Quarter Report 2006. For more information see pages 17 to 18 of the Company’s MD&A.

BARRICK THIRD QUARTER 2006	6	SUMMARY INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)
This portion of the Quarterly Report provides management’s discussion and analysis of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations as at and for the three and nine month periods ended September 30, 2006, in comparison to the corresponding prior-year periods. This MD&A, which has been prepared as of November 2, 2006, is intended to supplement and complement the unaudited interim consolidated Financial Statements and notes thereto, prepared in accordance with US generally accepted accounting principles (“US GAAP”), for the three and nine month periods ended September 30, 2006 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 32 to 63. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated Financial Statements for the three years ended December 31, 2005, the related annual MD&A included in the 2005 Annual Report, and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of US dollars, unless otherwise specified.
For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.
CONTENTS

Executive Overview	7
Significant Acquisitions and Divestitures	9
Key Economic Trends	10
Consolidated Gold and Copper Production, Sales and Costs	11
Results of Operating Segments	12
Total Cash Costs Performance Measures	17
Other Costs and Expenses	19
Liquidity and Capital Resources	23
Cash Flow	23
Liquidity	24
Capital Resources	25
Financial Position	25
Contractual Obligations and Commitments	25
Gold Sales Contracts	25
Critical Accounting Policies and Estimates	27
Cautionary Statement on Forward-Looking Information	30
EXECUTIVE OVERVIEW
Gold production in 2006 has increased substantially over the prior year due to contributions from our three newest mines, Lagunas Norte, Veladero and Cowal, as well as production from the Placer Dome mines acquired in January 2006. For the three and nine month periods ended September 30, 2006, gold production includes 0.71 million and 1.87 million ounces, respectively, from the acquired Placer Dome mines. In third quarter 2006, we produced 95 million pounds of copper from two copper mines acquired with Placer Dome, for a total of 267 million pounds of copper produced in the nine months ended September 30, 2006. Earnings and operating cash flow have increased substantially due to the higher gold production levels and higher realized gold prices, as well as the contribution from copper production at recent high copper prices. Earnings on a per share basis reflect 322.8 million common shares issued in first quarter 2006 to acquire Placer Dome.
In third quarter 2006, we announced the proposed sale of South Deep, we completed the previously announced acquisitions of Pioneer Metals Corporation and a 50% interest in the Tethyan Copper Company, and we advanced our all cash offer to acquire NovaGold Resources Inc. For more details please see pages 9 to 10.
We continue to generate substantial amounts of operating cash flow ($1.8 billion in the first nine months of 2006) which, when combined with the $1.6 billion proceeds from the sale of operations to Goldcorp, the issuance of $1 billion of copper-linked notes in October 2006 and expected $1.5 billion proceeds (in cash and shares) of the sale of South Deep, will help to provide funding for capital requirements associated with our development projects and our offer for NovaGold Resources Inc, and to pre-finance upcoming debt maturities.

BARRICK THIRD QUARTER 2006	7	MANAGEMENT’S DISCUSSION AND ANALYSIS

Results Overview

($ millions, except per share, per ounce/pound data in dollars)	Three months ended September 30			Nine months ended September 30
	Gold		Copper[1]	Gold		Copper[1]
	2006	2005	2006	2006	2005	2006

Production (‘000s oz/millions lbs)[2]	2,162	1,509	95	6,203	3,812	267
Sales[2]
’000s oz/millions lbs	2,169	1,456	99	6,107	3,670	276
$ millions	$1,306	$627	$326	$3,495	$1,574	$852
Market price[3,4]	622	439	3.48	601	432	3.00
Realized price[3]	581	427	3.32	571	426	3.09
Total cash costs[2,3,5]	281	210	0.81	282	229	0.77
Amortization[2,3,6]	73	72	0.23	76	77	0.39
Total production costs[1,2,3]	$354	$282	$1.04	$358	$306	$1.16

	2006	2005	2006	2005

Net income	$405	$113	$1,088	$226
Net income per share
Basic	0.47	0.21	1.30	0.42
Diluted	0.46	0.21	1.29	0.42
Cash inflow (outflow) from continuing operations
Operating activities	805	232	1,803	457
Investing activities	(329)	(322)	(1,024)	(912)
Financing activities	(139)	59	(1,665)	160
Cash inflow from discontinued operations[7]	$—	$—	$1,619	$—

[1]	The 2005 comparative period for copper has been omitted as we did not produce any significant amounts of copper prior to the production from the copper mines acquired with Placer Dome.

[2]	Gold production and sales, and total cash cost per ounce/pound statistics exclude the results of discontinued operations, and reflect our equity share of production.

[3]	Per ounce/pound weighted average.

[4]	The realized gold price in third quarter 2006 is inclusive of a $79 million accounting adjustment associated with legacy Placer Dome gold hedges that were unwound in the first half of 2006, but for which part of the accounting impact was recorded in third quarter 2006.

[5]	Total cash costs per ounce/pound statistics exclude amortization and inventory purchase accounting adjustments. Total cash costs per ounce/pound is a performance measure that is used throughout this MD&A. For more information see pages 17 to 18.

[6]	Amortization includes inventory purchase accounting adjustments.

[7]	In second quarter 2006, we received cash of $1.641 billion from the sale of operations to Goldcorp.

BARRICK THIRD QUARTER 2006	8	MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Factors Affecting Earnings

		Increase (decrease)
		Q3 2006	Year to
	Refer to	vs.	date 2006
($ millions)	page	Q3 2005	vs. 2005

Higher realized gold prices	11	$334	$886
Higher sales volumes[1]
Gold	11	103	292
Copper	11	236	605
Higher total cash costs	11	(154)	(324)
Higher interest expense	21	(39)	(93)
Higher exploration and project development expense	19	(56)	(112)
Higher income tax expense[2]	21	(78)	(303)
Special items[3]	9	(39)	(60)
Other		(15)	(29)

Total		$292	$862

[1]	Impact of changing sales volumes on margin between selling prices, total cash costs and amortization, but excluding inventory purchase accounting adjustments.

[2]	Excluding the impact of tax effects of special items.

[3]	Special items are presented on a post-tax basis.
Special Items – Effect on Earnings Increase (Decrease)1

		Three months ended		Nine months ended
		September 30		September 30
($ millions)	Page	2006	2005	2006	2005

Non-hedge derivative gains (losses)	21	$(12)	$(2)	$18	$5
Gain on Kabanga transaction	21	—	—	—	15
Inventory purchase accounting adjustments	30	(8)	—	(66)	—
Revision to AROs at closed mines	21	(25)	(4)	(25)	(8)
Deferred tax credits[2]	21	—	—	31	—
Cumulative accounting changes		—	—	—	6

Total		$(45)	$(6)	$(42)	$18

[1]	Amounts are presented on a post-tax basis.

[2]	Due to changes in tax law / status.
2006 Outlook
We expect consolidated gold production of about 8.6 million ounces at total cash costs of about $285 per ounce, which remain within our original guidance range for the year.1 We continue to expect copper production of 370 million pounds at total cash costs of about $0.80 per pound. In third quarter 2006 we increased our guidance for other operating expenses from $85 million to $95 million, interest income from $75 million to $85 million and interest expense from $110 million to $135 million, and lowered our guidance for the effective tax rate from 30% to 25%. Higher other operating expenses mainly reflect a payment to be made pursuant to an agreement with the Tanzanian government. Higher interest income and interest expense mainly reflect higher cash balances and higher debt balances from issuance of copper-linked notes in October 2006, and lower expected amounts of interest capitalized. The lower expected income tax rate mainly reflects the most recent expectations for the geographical mix of income.

[1]	Total cash costs per ounce exclude amortization expense and inventory purchase accounting adjustments charged to cost of sales. Guidance for 2006 excludes the operations sold to Goldcorp, includes South Deep, and reflects our equity share of production. Our original 2006 guidance for gold production and total cash costs per ounce were 8.6-8.9 million ounces and $275-$290 per ounce, respectively.

For the year ended December 31
($ millions, except as otherwise indicated)	2006E

Corporate administration expense	$140
Exploration expense	$180
Project development expense	$150
Other operating expenses	$95
Interest income	$85
Interest expense	$135
Capital expenditures	$1,100
Tax rate[1]	25%

[1]	Excludes the effect of delivering into gold sales contracts in a low tax-rate jurisdiction at prices below prevailing market prices, the impact of tax rate changes and changes in deferred tax valuation allowances.
As we look forward to 2007, our production base in 2006 will be reduced by plans to sell our interests in the South Deep mine in South Africa, and the Paddington operations at the Kanowna mine in Australia, which is expected to produce approximately 0.2 million ounces of gold in 2006. Production at Goldstrike is expected to be about 15% lower than 2006 levels as the mill feed for the mines will primarily come from low-grade, long-term stockpiles, for about 8 months due to waste stripping in the open pit. Production at Veladero is expected to continue at 2006 levels until we access high-grade areas of the Filo Federico ore body beginning in early 2009. As a result of an overall decrease in the grades to be processed in 2007, part of which is the result of processing material that has been re-classified to ore due to higher gold prices, along with continued inflationary pressures, total cash costs per ounce are expected to increase by about 15-18% in 2007.
SIGNIFICANT ACQUISITIONS AND DIVESTITURES
Acquisition of Placer Dome
In second quarter 2006, we completed the sale of shares of Placer Dome (CLA) Limited to Goldcorp Inc. On completion of the transaction, Goldcorp assumed interests in all of Placer Dome’s Canadian operations (other than its office in Vancouver), including all mining, reclamation and exploration properties, Placer Dome’s interest in the La

BARRICK THIRD QUARTER 2006	9	MANAGEMENT’S DISCUSSION AND ANALYSIS

Coipa mine in Chile, and a 40% interest in the Pueblo Viejo project in the Dominican Republic, for cash consideration of about $1.641 billion.
The $200 million in annual synergies have been specifically identified, and we expect to reach the $200 million run rate in 2007. We continue to validate our assumptions as to where we expect to achieve these synergies. We continue to expect these synergies to come from the following areas: Administration and offices globally (25%); Exploration (25%); Operations and technical services (30%); and Finance and tax (20%).
The acquired Placer Dome gold hedge positions of 7.7 million ounces received hedge accounting treatment from the date of the acquisition until they were eliminated and, therefore, had a designated date and price against specific future gold sales. Due to the impact of hedge accounting for closed-out Placer Dome contracts, we had a negative $79 million accounting adjustment to our realized gold sales price in third quarter 2006, and will have a further adjustment of negative $18 million in fourth quarter 2006. The realized price of gold sales in the future could be further negatively affected if we choose to deliver production into contracts the prices of which are below current market levels. Barrick’s remaining fixed-price gold sales contracts stand at 2.5 million ounces of Corporate Gold Sales Contracts, a reduction of 0.3 million ounces during the third quarter 2006 through the conversion of fixed price contracts to future spot contracts, and a further 9.5 million ounces of Project Gold Sales Contracts which are allocated to our development projects (see pages 25 to 26).
Offer to acquire NovaGold Resources Inc. (“NovaGold”)
On July 24, 2006, we announced our intention to make an all-cash offer of $14.50 per share for all the outstanding shares of NovaGold. On August 4, 2006, we commenced our formal offer to acquire all the outstanding shares of NovaGold. In the formal offer to acquire NovaGold’s outstanding common shares, we set out our acceptance condition at 50.1% of NovaGold’s shares on a fully diluted basis. In October 2006, we increased our all-cash offer to acquire the outstanding common shares of NovaGold to $16.00 per share and extended the offer to November 7, 2006. The proposed transaction is now valued at approximately $1.7 billion on a fully diluted basis. The acquisition of NovaGold would enable us to consolidate our interest in the Donlin Creek project in Alaska, United States of America and acquire a 100% interest in the Galore Creek project in British Columbia, Canada.
Acquisition of Pioneer Metals Corporation (“Pioneer”)
In third quarter 2006, we acquired control of Pioneer with the acquisition of 58 million shares of Pioneer, representing approximately 89% of the outstanding shares of Pioneer. We have since increased our ownership interest in Pioneer to approximately 58.6 million shares, or 90%. Total consideration paid to date is approximately $52 million. Our offer for Pioneer has been extended to November 9, 2006. Pioneer has a portfolio of exploration properties and interests, including the Grace property which is adjacent to NovaGold’s Galore Creek project.
Sale of South Deep operations to Gold Fields Limited
On September 11, 2006, we entered into an agreement with Gold Fields Limited (“Gold Fields”) to sell our 50% interest in South Deep in the Republic of South Africa. We expect to receive consideration of approximately $1.525 billion, of which approximately $1.2 billion will be paid in cash and the balance of $325 million in Gold Fields shares, subject to certain adjustments on closing. The agreement is subject to certain conditions including the receipt of South African regulatory approvals and is expected to close in early 2007. The results of the South Deep operations for all periods in 2006 have been presented under discontinued operations in light of the proposed sale. Any gain or loss on closing of the sale will also be recorded within discontinued operations. The amount of any gain or loss will be determined on finalization of the purchase price allocation for the Placer Dome acquisition. Our consolidated gold production and total cash costs per ounce statistics will include South Deep until the transaction has closed.
Acquisition of Tethyan Copper Company (“Tethyan”)
In third quarter 2006, we completed the acquisition of a 50% interest in Tethyan, which has a 75% interest in the Reko Diq project in Pakistan and associated mineral interests. The Reko Diq project is located in a mining district which has significant gold and copper porphyry deposits as part of an extended gold and copper belt. We paid cash consideration of $93 million and we are committed to fund amounts for the interim exploration program at Reko Diq. We are also committed to fund approximately $30 million, representing our 50% share of the costs to acquire a claw-back right from BHP Billiton that relates to certain of Tethyan’s mineral interests. Our investment is being accounted for using the equity method.
KEY ECONOMIC TRENDS
Gold, Silver and Copper Prices
In third quarter 2006, gold prices ranged from $571 to $676 per ounce with an average market price of $622 per ounce. Gold prices retreated in the latter half of the

BARRICK THIRD QUARTER 2006	10	MANAGEMENT’S DISCUSSION AND ANALYSIS

quarter, following the trend established in the commodity sector and the easing of geo-political concerns in the Middle East. We are optimistic that this is a short-term trend with potential for a return to higher prices as there continues to be an increase in physical demand for gold, a possibility of further weakening in the US dollar, and geopolitical concerns.
Silver prices have risen almost 30% since the beginning of the year, and reached a high of $15.17 per ounce in May 2006, largely due to the silver exchange-traded fund launched in the second quarter. During third quarter 2006, silver showed strength, trading in a range of $10.40 to $13.22 per ounce, closing at $11.40 per ounce.
Copper prices closed slightly higher than at the end of the second quarter 2006, trading at a high of $3.72 per pound in July 2006 and closing at $3.42 per pound at the end of September 2006. Continued strong demand and supply constraints in the copper market should provide ongoing support for copper prices. Subsequent to September 30, 2006, we took advantage of the recent high copper prices to issue $1 billion of copper-linked notes that are repayable in the dollar equivalent of 324 million pounds of copper over the next three years. See page 25 for more details.
Currency Exchange Rates
About 70 percent of our production costs is denominated in US dollars and are not exposed to fluctuations in US dollar exchange rates. For the remaining portion of our production costs that are denominated in other currencies, our currency hedge position has mitigated to a significant extent the effect of the weakening of the US dollar over the last few years on operating costs at our Australian and Canadian mines. With the Placer Dome acquisition, our inherent exposure to the Australian dollar increased. Following the acquisition, about 40% of Australian dollar expenditures over the next three years are exposed to changes in Australian dollar exchange rates. We also have had an exposure to the South African rand in 2006 relating to the South Deep mine that was acquired with Placer Dome. Following the closing of the sale of South Deep to Gold Fields, this exposure will cease. Further information on our currency hedge position is included in note 15 to the Financial Statements.
Other Commodities and Consumables
The mining industry continues to experience price inflation for many commodities and consumables used in the production of gold and copper, as well as, in some cases, constraints on supply. We continue to seek ways to mitigate these risks. To help mitigate rising oil prices and control the cost of fuel consumption, we have a fuel hedge position equivalent to 4.3 million barrels of oil. The fuel hedge contracts are primarily designated for our Goldstrike, Round Mountain, and Kalgoorlie mines and have an average price of $59 per barrel.
In 2005, we completed construction of a power plant in Nevada for our Goldstrike mine, designed to enable us to lower the cost of power consumed at the mine. The plant has enabled us to lower the cost per kwh from approximately 8 cents to 7 cents in 2006, with a corresponding decrease in the total cash costs of gold produced at Goldstrike of about $9 per ounce in 2006. We have initiated an energy management program with a goal to reduce energy consumption and the cost of energy at our operating mines and projects. Renewable energy sources are being considered as part of this program.
US Dollar Interest Rates
Short-term US dollar interest rates rose in 2006 as the US Federal Reserve continued tightening its monetary policy until June 2006 causing an inverted interest rate yield curve. We presently expect that long-term interest rates could rise slightly due to continued inflation risks. Volatility in interest rates mainly affects interest receipts on our cash balances ($1.766 billion cash at the end of third quarter 2006), and interest payments on variable–rate debt ($1.091 billion of variable-rate debt at the end of third quarter 2006).
CONSOLIDATED GOLD AND COPPER PRODUCTION, SALES AND COSTS
In third quarter 2006, gold production and sales increased over the prior year period, due to the acquired Placer Dome mines and production from our new generation of mines: Lagunas Norte, Veladero and Cowal. Gold production was 2.2 million ounces in third quarter 2006 and for the first nine months of 2006 was 6.2 million ounces. Production in third quarter 2006 increased over the second quarter 2006 as higher production at Lagunas Norte, Veladero, North Mara and Cortez was partly offset by lower production at Goldstrike. We expect higher gold production at Goldstrike and Veladero in fourth quarter 2006 compared to production levels in the third quarter 2006. In third quarter 2006, we also produced 95 million pounds of copper for a total of 267 million pounds in the first nine months of 2006. We continue to expect to produce 370 million pounds of copper in 2006.
Realized gold prices have increased significantly in 2006 compared to the same period in 2005 due to the trend of rising market gold prices. Realized gold prices of $581 per ounce in third quarter 2006 were $154 higher than in

BARRICK THIRD QUARTER 2006	11	MANAGEMENT’S DISCUSSION AND ANALYSIS

third quarter 2005, due to higher market gold prices, but reflect a reduction of about $36 per ounce due to hedge accounting adjustments relating to the impact of hedge accounting for the acquired Placer Dome gold hedge position from the date of acquisition through the date the position was eliminated. Cash margins on gold, representing the difference between realized gold selling prices and total cash costs, have increased by $92 per ounce, or 47% for the first nine months of 2006 compared to the prior year period, as gold price increases have more than offset increases in total cash costs over the same period. Realized copper prices have also increased significantly over the course of 2006, reflecting the trend of higher market copper prices in the first half of the year. The realized copper price in third quarter 2006 was reduced by $15 million or $0.15 per pound for hedge accounting adjustments primarily relating to copper put options purchased earlier in 2006.
Consolidated Cost of sales/Total Cash Costs of Gold1, 2

	Three months ended September 30				Nine months ended September 30
	in millions		per ounce		in millions		per ounce
	2006	2005	2006	2005	2006	2005	2006	2005

Cost of goods sold[1,2,3]	$616	$345	$282	$237	$1,751	$964	$285	$263
Currency/commodity hedge gains	(26)	(29)	(11)	(21)	(75)	(83)	(11)	(23)
By-product credits	(27)	(34)	(12)	(23)	(99)	(100)	(16)	(27)
Royalties/production taxes	42	22	19	15	126	53	21	14
Accretion/other costs	5	2	3	2	17	7	3	2

Cost of sales/Total cash costs[1]	$610	$306	$281	$210	$1,720	$841	$282	$229

[1]	Total cash costs and cost of sales both exclude amortization and inventory purchase accounting adjustments – see page 18.

[2]	Excludes costs of sales related to discontinued operations and non-controlling interests.

[3]	At market currency exchange and commodity rates, adjusted for non-controlling interests– see page 18.
Cost of goods sold on a per ounce basis for all periods in 2006 was higher than the prior-year period, primarily because, on average, costs at the acquired Placer Dome mines are higher than at our legacy mines. Costs also reflect the effects of rising commodities and consumables prices and processing of lower-grade ore at some mines, partly offset by more lower-cost production in 2006 from Lagunas Norte that began operations in the second half of 2005.
The acquired Placer Dome mines did not have any significant associated currency/commodity hedge gains or by-product credits, and therefore the acquisition of Placer Dome has not significantly affected the amount of by-product credits recorded in 2006.
Royalties and production taxes have increased in 2006 due to the acquisition of the Placer Dome mines ($17 million in third quarter; $44 million in the nine months), with balance due to the increase in market gold prices.
RESULTS OF OPERATING SEGMENTS
In our Financial Statements, we present a measure of historical segment income that reflects gold sales at average consolidated realized gold prices, less segment expenses and amortization of segment property, plant and equipment. We monitor segment expenses using “total cash costs per ounce” and “total cash costs per pound” statistics that represent segment cost of sales, less inventory purchase price adjustments, divided by ounces of gold and pounds of copper sold in each period. The discussion of results focuses on these statistics in explaining changes in segment expenses.

BARRICK THIRD QUARTER 2006	12	MANAGEMENT’S DISCUSSION AND ANALYSIS

	Three months ended September 30				Nine months ended September 30
	Production		Total cash costs		Production		Total cash costs
	(000’s ozs/millions lbs)		($ per oz/lb)		(000’s ozs/millions lbs)		($ per oz/lb)
	2006	2005	2006	2005	2006	2005	2006	2005

Gold
North America	765	791	$344	$224	2,439	2,068	$307	$243
South America	566	368	125	122	1,450	711	159	126
Australia Pacific	570	232	372	245	1,615	719	334	245
Africa	256	109	254	318	675	293	322	336
Russia/Central Asia	5	9	467	314	24	21	456	297

	2,162	1,509	281	210	6,203	3,812	282	229

Copper
South America	80	—	0.65	—	222	—	0.62	—
Australia Pacific	15	—	1.56	—	45	—	1.46	—

	95	—	$0.81	$—	267	—	$0.77	$—

North America
Producing Mines
Through the Placer Dome acquisition we acquired four producing mines. The mines acquired from Placer Dome are Cortez (60% owned), Turquoise Ridge (75% owned) and Bald Mountain in Nevada, and Golden Sunlight in Montana. We also acquired three significant projects: Cortez Hills, within the Cortez Joint Venture area of interest in Nevada (60% owned); Pueblo Viejo in the Dominican Republic (60% owned); and Donlin Creek in Alaska (30% owned with earn-in rights to 70%). Gold production in the third quarter of 2006 was 3% lower than the same period in 2005. Year-to-date production of 2.44 million ounces represents an 18% increase over the prior year period, primarily due to the acquired Placer Dome operations, and offset by lower production at certain other mines. The slightly lower third quarter 2006 production is primarily attributed to lower-grade ore processed from the Goldstrike open pit stockpiles and ore chemistry effects that have temporarily limited throughput at the Goldstrike processing facilities. Throughput levels are expected to improve slightly at Goldstrike in the fourth quarter of 2006 as we have secured adequate third party concentrates to improve ore blending and address the ore chemistry effects. Lower production at Goldstrike in third quarter 2006 was largely offset by improving production at Cortez due to better than expected ore grades mined. Production at Golden Sunlight improved in third quarter 2006 as excavation and development of the North Ramp pit access in the mine was completed in August following the pit wall instability issues experienced in the second quarter. We are advancing feasibility studies that could result in a mine expansion and higher levels of production at Bald Mountain beginning in 2009, subject to the timing of permitting schedules.
Total cash costs per ounce in the three and nine months ended September 30, 2006 were higher than the comparative prior year periods. Higher prices paid for input commodities and consumables used in the production process contributed to higher total cash costs per ounce. The increase is also attributable to lower production levels in third quarter 2006 at Goldstrike, as well as higher royalties and production taxes due to higher market gold prices. These cost increases were partially mitigated by higher silver by-product credits at Eskay Creek due to high market silver prices and higher silver grades in the ore processed, as well as lower power costs at Goldstrike which is benefiting from the Western 102 power plant. Year-to-date power savings are $9 per ounce for the Goldstrike property and $5 per ounce for the region. With higher production expected in fourth quarter 2006 at Goldstrike and Cortez, we continue to expect to meet our original full-year 2006 guidance for gold production and total cash costs per ounce for the North America region.
Significant Projects
At the Ruby Hill mine project, an open-pit, heap-leach operation exploiting the East Archimedes deposit, construction costs of $7 million were spent during the third quarter 2006, mainly for pre-production waste stripping activities that will continue through the end of 2006, with first gold production expected in early 2007.
At the Cortez Hills project, which involves the development of two adjacent deposits – Cortez Hills and Pediment – within the Cortez Joint Venture area of interest, third quarter 2006 activities consisted primarily of the ongoing procurement of open-pit mining equipment, and 766 meters of underground exploration decline development for a total of 1,852 meters of decline development project-to-date. Geological, geotechnical and hydrological site data continues to be

BARRICK THIRD QUARTER 2006	13	MANAGEMENT’S DISCUSSION AND ANALYSIS

collected for use in the underground pre-feasibility study. Surface construction activities related to the open pit portion of the project, including leach pad construction, crusher and conveyor installation, and pre-production waste stripping, will commence once the EIS Record of Decision (ROD) is obtained, which is now anticipated in fourth quarter 2007. Additional analysis required by the Bureau of Land Management of the cumulative impact of the project on cultural resources resulted in a slight delay in the timing of the ROD. Initial production from Cortez Hills is expected in the first half 2009.
At the Pueblo Viejo project we continued to update the feasibility analysis prepared by Placer Dome prior to our acquisition and we are reviewing other work completed on the project. Concurrent with the review and update of the feasibility analysis, activities relating to government and community relations and environmental permitting for both the mine and the related power plant are ongoing. Following a successful Phase I exploration program, Phase II was initiated with the objective of adding mineralized resources to the project. In May 2006, a joint venture agreement with Goldcorp was finalized, which establishes Barrick as the 60% owner and operator of the project.
The Donlin Creek project is a large refractory gold deposit in Southwestern Alaska, under lease from two Alaska aboriginal corporations until 2015 and so long thereafter as mining operations are carried out at the Donlin Creek property. The Donlin Creek property is being explored and developed under a Mining Venture Agreement between NovaGold and wholly-owned subsidiaries of Barrick entered into in November 2002. Under the terms of such agreement, we currently hold a 30% interest in the project with the right to increase that interest to 70% by satisfying the following conditions on or before November 12, 2007: (1) funding of $32 million of exploration and development expenditures on the project; (2) delivering a feasibility study to NovaGold; and (3) obtaining the approval of Barrick’s Board of Directors to construct a mine on the property. At the end of March 2006, we satisfied the funding condition. Since acquiring control of Placer Dome earlier this year, we have moved decisively to ensure that the appropriate financial, technical and human resources are being devoted to the timely completion of the required feasibility study at Donlin Creek. The 2006 budget has been increased from $30 million to $56 million. The number of drills operating at the site has been significantly increased to ensure that the 80,000 meters of drilling planned for this year can be completed, thereby providing sufficient drilling information to complete the feasibility study. In addition, we have assigned to this project the best qualified technical personnel from both inside of Barrick and externally to ensure that the challenges and opportunities of the project are properly assessed and exploited. Technical work relating to mine design, geotechnical engineering, metallurgical process design, and environmental baseline studies progressed in third quarter 2006. Approximately 68,000 meters of core drilling were completed by the end of the third quarter 2006, including 57,000 meters of infill drilling. The drilling program is slightly ahead of schedule, however, approximately 17,000 meters of core backlog has accumulated, which should be logged by the end of 2006. Grades encountered in the drilling are consistent with the resource model. Government and local community relations will continue to be a focal point as the project moves forward.
South America
Producing Mines
Gold production was higher in third quarter 2006 compared to the prior-year period, mainly because of the start-up of the Lagunas Norte and Veladero mines in the second half of 2005, partly offset by lower production at Pierina with mining of deeper, lower-grade areas of the deposit. Lagunas Norte produced 55% more gold in third quarter 2006 compared to third quarter 2005 as a result of increased primary crusher throughput and higher ore grades, and is expected to produce more than one million ounces during 2006. At Veladero, we completed the transition of mining from the Filo Mario pit to higher-grade ore from the Amable pit resulting in higher production in third quarter 2006. As we access higher ore grades in the Amable pit and tons processed increase, we expect production to increase at Veladero in fourth quarter 2006. All three mines benefited from higher silver by-product credits in third quarter 2006, but continue to be impacted by higher prices for input commodities and consumables. We continue to expect to meet our original full-year 2006 guidance for gold production and total cash costs per ounce for the South America region. We also continue to expect copper production of 300 million pounds at total cash costs of about $0.65 per pound.
At Zaldívar, a copper mine that we acquired through the Placer Dome acquisition, we produced 80 million pounds of copper in third quarter 2006 at total cash costs of $0.65 per pound. Higher production during third quarter 2006 was mainly due to an improvement in crusher availability after repairs were completed to the conveyor. Total cash costs per pound were better than expected, mainly due to the higher production levels.

BARRICK THIRD QUARTER 2006	14	MANAGEMENT’S DISCUSSION AND ANALYSIS

Significant Projects
The Pascua-Lama project was granted approval by the Chilean environmental regulatory authorities in Resolution RCA 024. The Resolution granted imposes other conditions on the development of the project, the implications of which could result in the reduction of reserves by up to 1 million ounces for US reporting purposes, as previously reported. Analysis of the effect of the conditions is ongoing. In third quarter 2006, we filed a report consolidating all environmental impact assessments and related documentation, including responses to public questions and related reference materials with the evaluation commission reviewing the project environmental impact assessment in Argentina. Accommodating this request coupled with the other procedural steps in the Argentine review process has previously resulted in an adjustment of the target for approvals to the fourth quarter of 2006 with the impact that initial production is now not expected to occur until 2010. The timing of receipt of such approval, as well as the resolution of other external matters, such as permitting and licensing, resolution of objections or challenges to project approval, cross-border approvals and operating issues and fiscal, tax and royalty items are largely beyond the control of the Company. We are in the course of updating cost estimates to reflect inflationary cost pressures. Although inflationary cost pressures are putting upward pressure on capital and production cost estimates, this has been mitigated by design improvements and other economic factors, including higher spot gold and silver prices.
Australia Pacific
Producing Mines
Through the Placer Dome acquisition, we acquired four producing gold mines and a copper-gold mine. The acquired Placer Dome gold mines are Porgera (75% owned) in Papua New Guinea, and Kanowna, Granny Smith and Henty, in Australia. Production in third quarter 2006 was higher than for the same period in the prior year due to the contribution from the acquired Placer Dome mines combined with production start-up at Cowal, partially offset by lower production from Kalgoorlie and Plutonic. At Kalgoorlie, lower production levels continued in third quarter 2006 compared to the corresponding prior-year period due to reduced throughput caused by harder ore, together with lower than expected ore grades. Throughput improvements were expected through the replacement of a damaged girth gear earlier in the year, but these improvements have been offset by the effect of more abrasive, harder ore than originally anticipated. At Plutonic, lower underground ore grades and the closure of the open pit have resulted in lower gold production levels.
At Porgera, remediation of the West Wall cutback with consequent lower production levels until mining of higher grade ore in the pit recommences, is affecting the mining of Stage 5 of the pit. Mill feed at Porgera continues to come from low-grade long-term stockpiles. Until a buttress is put in place for the West Wall, higher grade ore from Stage 5 will be unavailable and the mine will continue to process lower-grade stockpiles. Granny Smith has been operating on restricted throughput since April due to a ball mill trunnion failure. A new trunnion has arrived on site and is currently being installed. Selective feeding of the higher grade materials has helped maintain production levels and has largely offset the lower throughput.
In October 2006, we approved a formal plan of disposition for our Paddington operations in Australia and we are currently in negotiations with certain interested parties. The Paddington operations, which forms part of our Kanowna mine acquired in the acquisition of Placer Dome, consists of the Paddington mill and certain tenements in the region near the mill.
At our newly-constructed Cowal mine, the grade of soft oxide ore currently being milled has so far underperformed against plan and lower mill availability has restricted throughput, resulting in lower than expected production levels. Production is expected to increase as higher grade hard oxide ore will make up a larger proportion of the mill blend upon commissioning of the ball mill in October. Work to improve gold recovery rates is ongoing, and recovery rates are expected to increase as mill ore grades increase.
Total cash costs per ounce were higher in the third quarter of 2006 compared to the third quarter of 2005 due to higher costs and the increases in currency exchange rates. Higher labor and diesel costs are affecting all sites and higher maintenance costs are also being experienced as equipment fleets age. Lower production at Cowal and Porgera has also impacted total cash costs per ounce as a result of processing lower-grade ore and lower production levels. The Australia Pacific region expects to meet the original full year guidance provided for gold production and total cash costs per ounce.
The Osborne copper mine produced 15 million pounds of copper in third quarter 2006 and 45 million pounds for the nine months ended September 30, 2006 at total cash costs per pound of $1.56 and $1.46, respectively. Production is lower than expected due to lower grades and throughput which has also impacted total cash costs per pound. The guidance for copper production of 60 – 70 million pounds is still expected to be attained, but

BARRICK THIRD QUARTER 2006	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

costs are now expected to be approximately $1.50 per pound.
Africa
Through the Placer Dome acquisition, we acquired two producing gold mines in Africa, South Deep (50% owned) in South Africa, and North Mara in Tanzania. As described on page 10, we have entered into an agreement to sell South Deep to Gold Fields. Production for third quarter 2006 was higher than the comparative prior-year period due to the contribution of the acquired Placer Dome mines together with higher production at Bulyanhulu and Tulawaka. North Mara production continued to improve during the third quarter 2006 as a result of increased shovel efficiencies and drilling capacity resulting from the two new drill rigs acquired during the later part of the second quarter 2006, as well as mining of the Gokona ore body rather than predominantly processing lower-grade stockpiles. At Tulawaka, higher production in 2006 is a result of increased plant availability, higher grades and increased throughput due to more oxide ore. We are in the process of finalizing an agreement with the Tanzanian government with regards to restructuring of our existing Mine Development Agreements (MDA). Under the MDA, an annual payment of US$7 million will be paid to the Tanzanian government commencing December 31, 2006, and will continued to made until such time that any of the existing three operating mines (Bulyanhulu, Tulawaka and North Mara), are in a tax paying position.
Production at South Deep was lower than expected as a result of the skip accident that occurred in second quarter 2006 and an underground fire that occurred late in third quarter 2006. The main shaft repairs at South Deep are progressing according to plan, and the shaft is expected to be operational by January 2007. An underground fire broke out on August 31, 2006, resulting in production being stopped for six days during the month of September. The fire has been contained and plans are being developed to remediate the damage once access to the affected areas is safe.
Higher production at North Mara, Bulyanhulu and Tulawaka, partly offset by higher labor and contractor costs, had a favorable effect on total cash costs per ounce in third quarter 2006 compared to the prior year period. At South Deep, insurance arrangements have mitigated the impact on total cash costs of the skip accident in the main shaft. In 2006 we now expect gold production of 900 to 930 thousand ounces of gold at a cash cost of between $325 and $340 from the Africa region.
Significant Projects
At the Buzwagi project, which has a reserve of 2.4 million ounces of gold under Canadian reporting standards1, the permitting process has commenced with the Tanzanian authorities and an engineering project consultant has been appointed.
At the Kabanga Joint Venture, ongoing diamond drilling and other exploration activities are being conducted by XStrata to bring the project to pre-feasibility.
At the Sedibelo platinum deposit in South Africa, where we have a 50% earn-in right, work on the pre-feasibility study commenced earlier this year. A bulk sample is being extracted and will be used in pilot scale metallurgical test work. The pre-feasibility is expected to be complete in September 2007.
Russia/Central Asia
Significant Projects
The two key advanced exploration projects in the region, both of which we are presently conducting pre-feasibility studies on, are Taseevskoye and Fedorova. Taseevskoye (50% owned) is a previously mined open-pit and underground mine which, in light of the current strong gold price environment, is being re-evaluated by ourselves and our joint venture partner, Highland Gold Mining PLC (“Highland”). The project budget for 2006 is $21 million, which primarily includes a drilling program to enable completion of a pre-feasibility study by year-end. The drilling program is meeting targeted drilling rates with as many as seven drilling rigs having been operating on the property at any given time. To date, 24,500 meters of the 26,000-meter program has been completed since commencing in early April.
Fedorova is a palladium and platinum advanced exploration project (50% owned with an earn-in right to 79%) with significant nickel, copper and gold by-products located in the Kola Peninsula of the Russian Federation. We are the operator. Funds budgeted for 2006 are expected to enable the completion of a pre-feasibility study, thereby allowing us to determine the amount of mineralized material at Fedorova. The favorable drilling and analysis received to date has resulted in over $1 million from next year’s feasibility budget brought forward into this year’s program.
On November 1, 2006, we entered into a preliminary agreement with Highland whereby we would transfer

[1]	Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for US reporting purposes, Buzwagi is classified as mineralized material.

BARRICK THIRD QUARTER 2006	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

ownership of certain companies holding Russian and Kyrgyz licenses in return for additional Highland shares. In effect, we will be contributing our 50% interest in the Taseevskoye deposit, as well as other exploration properties in Russia and Central Asia, to Highland, thereby consolidating ownership of these properties under one company. In exchange, Highland will issue to us approximately 34.5 million shares, which will increase our ownership in Highland to approximately 34%. As part of the transaction, we will second several of our employees to Highland, and will receive two additional Board seats. Completion of the transaction is subject to regulatory approval and approval by Highland shareholders. The Fedorova PGM deposit is not included in this transaction.
TOTAL CASH COSTS PERFORMANCE MEASURES
Total cash costs include all costs absorbed into inventory, including royalties, by-product credits, production taxes and accretion expense, except for inventory purchase accounting adjustments and amortization. We calculate total cash costs based on our equity interest in production from our mines. Total cash costs per ounce/pound are calculated by dividing the aggregate of these costs by gold ounces or copper pounds sold. Total cash costs and total cash costs per ounce/pound are calculated on a consistent basis for the periods presented. In our income statement, we present amortization separately from cost of sales. Some companies include amortization in cost of sales, which results in a different measurement of cost of sales in the income statement. We have provided below reconciliations to illustrate the impact of excluding amortization and inventory purchase accounting adjustments from total cash costs per ounce/pound statistics. Under purchase accounting rules, we recorded the fair value of acquired work in progress and finished goods inventories as at the date of Placer Dome acquisition. As the acquired inventory is sold, any purchase accounting adjustments reflected in the carrying amount of inventory at acquisition impact cost of sales. The method of valuing these inventories is based on estimated selling prices less costs to complete and a reasonable profit margin. Consequently, the fair values do not necessarily reflect costs to produce consistent with ore mined and processed into gold and copper after the acquisition. Our internal presentation of total cash costs reflects those costs that are incurred in the production and sale of gold and copper, and we exclude the impact of purchase accounting adjustments. The presentation of these statistics in this manner allows us to monitor and manage those factors that impact production costs on a monthly basis.
We present total cash costs based on our equity interest in gold production. We believe that using an equity interest presentation is a fairer, more accurate way to measure economic performance than using a consolidated basis. For mines where we hold less than a 100% share in the production, we exclude the economic share of gold production that flows to our partners who hold a non-controlling interest. Consequently, for the South Deep, Tulawaka and Porgera mines, although we fully consolidate these mines in our Financial Statements, our production and total cash cost statistics only reflect our equity share of the production.
In managing our mining operations, we disaggregate cost of sales between amortization and the other components of cost of sales. We use total cash costs per ounce/pound statistics as a key performance measure internally to monitor the performance of our regional business units. We use the statistics to assess how well our regional business units are performing against internal plans, and also to assess the overall effectiveness and efficiency of our mining operations. We also use amortization costs per ounce/pound statistics to monitor business performance. By disaggregating cost of sales into these two components and separately monitoring them, we are able to better identify and address key performance trends. We believe that the presentation of these statistics in this manner in our MD&A, together with commentary explaining trends and changes in these statistics, enhances the ability of investors to assess our performance. These statistics also enable investors to better understand year-on-year changes in cash production costs, which in turn affect our profitability and ability to generate cash flow.
The principal limitation associated with total cash costs per ounce/pound statistics is that they do not reflect the total costs to produce gold/copper, which in turn impacts the earnings of Barrick. We believe that we have compensated for this limitation by highlighting the fact that total cash costs exclude amortization and inventory purchase accounting adjustments as well as providing details of the financial effect. We believe that the benefits of providing disaggregated information outweigh the limitation in the method of presentation of total cash costs per ounce/pound statistics.
Total cash costs per ounce/pound statistics are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under

BARRICK THIRD QUARTER 2006	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

US GAAP. Other companies may calculate these
measure differently
Illustration of Impact of Excluding Certain Costs from Total Cash Costs per Ounce/Pound

	Three months ended September 30			Nine months ended September 30
	Gold		Copper	Gold		Copper
($ millions, except per ounce/pound information in dollars)	2006	2005	2006	2006	2005	2006

Cost of sales[1]	$640	$310	$89	$1,728	$847	$284
Cost of sales at South Deep included in discontinued operations	7	—	—	89	—	—
Cost of sales attributable to non-controlling interests[2]	(38)	(4)	—	(85)	(6)	—
Inventory purchase accounting adjustments included in cost of sales[3]	1	—	(10)	(12)	—	(71)

Cost of sales as adjusted	610	306	79	1,720	841	213
Amortization at producing mines — consolidated	163	106	14	451	284	36
Amortization at South Deep included in discontinued operations	4	—	—	18	—	—
Amortization at producing mines attributable to non-controlling interests[2]	(8)	(1)	—	(18)	(2)	—

Amortization at producing mines — equity basis	159	105	14	451	282	36
Inventory purchase accounting adjustments[3]	(1)	—	10	12	—	71

Cost of sales including amortization and inventory purchase accounting adjustments — equity basis	$768	$411	$103	$2,183	$1,123	$320

Ounces/pounds sold — consolidated (thousands/millions)	2,213	1,468	99	6,252	3,690	276
Sales attributable to non-controlling interests[2]	(44)	(12)	—	(145)	(20)	—

Ounces/pounds sold — equity basis	2,169	1,456	99	6,107	3,670	276

Total cash costs per ounce/pound — equity basis	281	210	0.81	282	229	0.77
Amortization per ounce/pound — equity basis	73	72	0.14	74	77	0.13
Inventory purchase accounting adjustments per ounce/pound	—	—	0.09	2	—	0.26
Cost of sales and amortization per ounce/pound attributable to non-controlling interests[2]	14	1	—	8	1	—

Total costs per ounce/pound[4] — consolidated basis	$368	$283	$1.04	$366	$307	$1.16

[1]	Per Barrick income statement.

[2]	Relates to a 30% interest in Tulawaka, a 50% interest in South Deep and a 25% interest in Porgera held by independent third parties.

[3]	Based on our equity interest.

[4]	Includes amortization, amounts attributable to non-controlling interests and inventory purchase accounting adjustments.

BARRICK THIRD QUARTER 2006	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

OTHER COSTS AND EXPENSES
Exploration Expense

	Three months		Nine months
	ended Sept.30		ended Sept.30
($ millions)	2006	2005	2006	2005	Comments on significant trends and variances

Exploration

North America	$21	$9	$43	$21	Expenditures are higher in 2006 due to activities at Cortez, Bald Mountain, Round Mountain and Goldstrike.

South America	4	2	17	13	Expenditures are higher in 2006 due to activities around Lagunas Norte and Veladero.

Australia Pacific	13	2	36	8	Expenditures are higher in 2006 due to activities at Porgera and other Papua New Guinea exploration properties, Cowal, Plutonic and Kalgoorlie.

Africa	7	1	19	19	Higher expenditures in third quarter 2006 related to Nyanzaga and other greenfield African exploration properties. For the first nine months of 2006, lower expenditures at Buzwagi, were partly offset by expenditures at South Deep, North Mara and Nyanzaga.

Russia/Central Asia	1	4	4	7

Other	4	2	8	5

	$50	$20	$127	$73

Project Development Expense

	Three months		Nine months
	ended Sept.30		ended Sept.30
($ millions)	2006	2005	2006	2005	Comments on significant trends and variances

Mine development	$17	$2	$50	$7	In 2006, expenditures were higher principally due to activities at Donlin Creek, Pueblo Viejo and Sedibelo.

Non-capitalizable project costs	14	3	20	10	Expenditures incurred at Buzwagi and Pascua-Lama that do not meet the criteria for capitalization.

Business development/other	2	2	10	5

	$33	$7	$80	$22

BARRICK THIRD QUARTER 2006	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

Amortization Expense

		Three months ended September 30

		Incr. (decr.)
		due to
	2006	Sales		2005
($ millions)	Amount	volumes[1]	Other[2]	Amount	Comments on other variances

Gold mines

North America	$56	$10	$(6)	$52	Mainly due to increases in reserves.

South America	26	11	(11)	26	Mainly due to increases in reserves.

Australia Pacific	55	42	1	12	Impact of capital additions in 2006, partly offset by increases in reserves.

Africa	24	8	—	16

Copper mines

South America	11	11	—	—

Australia Pacific	3	3	—	—

Sub total	175	85	(16)	106

Corporate assets	11			5

Total	$186			$111

		Nine months ended September 30

		Incr. (decr.)
		due to
	2006	Sales		2005
	Amount	volumes[1]	Other[2]	Amount	Comments on other variances

Gold mines

North America	$178	$20	$3	$155

South America	90	45	(15)	60	Higher amortization included in closing inventory at Pierina, combined with an increase in reserves at Pierina.

Australia Pacific	120	79	8	33

Africa	62	25	1	36

Copper mines

South America	28	28	—	—

Australia Pacific	8	8	—	—

Sub total	486	$205	$(3)	284

Corporate assets	26			14

Total	$512			$298

[1]	For explanation of changes in sales volumes refer to page 11.

[2]	Other includes increases/decreases in amortization expense due to additions/dispositions of property, plant and equipment, purchase accounting adjustments and the impact of historic changes in reserve estimates on amortization (refer to page 30).
Amortization expense recorded in the first nine months of 2006 reflects preliminary purchase price allocations for the acquired Placer Dome mines. Valuations are in progress for the acquired mines but will not be finalized until the fourth quarter of 2006, at which time we will prospectively revise amortization calculations to reflect any adjustments to the preliminary allocation. Any adjustments could cause amortization to increase or decrease significantly in future periods.

BARRICK THIRD QUARTER 2006	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

Corporate Administration, Interest Income and Interest Expense }

	Three months		Nine months
	ended Sept.30		ended Sept.30
($ millions)	2006	2005	2006	2005	Comments on significant trends and variances

Corporate administration	$33	$17	$98	$53	Increases in 2006 relate to the increase in scale of the company after the Placer Dome acquisition, and stock option expense in 2006 (Q3 2006: $4 million; first nine months of 2006: $13 million).

Interest income	18	9	70	28	Higher interest income in 2006 was mainly due to higher cash balances in 2006 and higher interest rates in 2006. Also, in the first five months of 2006, a $19 million financing fee was paid by Goldcorp representing, in part, compensation for interest costs incurred by us to carry the cost of financing related to certain operations sold to Goldcorp.

Interest costs

Incurred	58	33	183	92	Higher interest costs in 2006 were mainly due to $1.1 billion of debt assumed on the acquisition of Placer Dome, combined with interest relating to funds drawn under a credit facility that were used for the cash component of the cost of acquisition of Placer Dome.

Capitalized	19	33	68	91	In 2006, interest was capitalized at Pascua-Lama, Cowal and Ruby Hill. Capitalization at Cowal ceased in June 2006. In 2005, interest was capitalized for the construction phase of Veladero, Lagunas Norte, the Western 102 Power Plant, Cowal and Pascua-Lama.

Interest expense allocated to discontinued operations	—	—	21	—

Interest expense	$39	$—	$94	$1

Other Income (Expense)

	Three months		Nine months
	ended Sept.30		ended Sept.30
($ millions)	2006	2005	2006	2005	Comments on significant trends and variances

Non-hedge derivative gains (losses)	$(9)	$(2)	$(5)	$7	Losses in 2006 primarily relate to non-hedge derivatives acquired in the Placer Dome acquisition

Gains on asset/investment sales	9	4	14	14	In 2006, gains primarily relate to land dispositions and the sale of investments in junior mining companies. In 2005, gains primarily relate to land dispositions and the sale of investments held in a rabbi trust for a deferred compensation plan as a result of a change in the plan trustee.

Gain on Kabanga transaction	—	—	—	15	Relates to the closing of a transaction in which Falconbridge acquired a 50% indirect interest in Kabanga.

Environmental remediation costs	(42)	(17)	(52)	(31)	In third quarter 2006, we recorded a charge of $39 million for a change in estimate of the ARO at the Nickel Plate property in British Columbia, Canada. The adjustment was made following completion of an environmental study that indicates a requirement to carry out treatment of ground water for an extended period of time.

Currency translation gains (losses)	(1)	11	(7)	6

World Gold Council fees	(4)	(3)	(13)	(7)	Higher costs in 2006 primarily as a result of higher gold production volumes.

Other items	—	(4)	1	(5)

Total	$(47)	$(11)	$(62)	$(1)

Income Taxes
Income tax expense of $107 million in third quarter 2006 reflects a $13 million release of valuation allowance in the United States due to the sustained higher gold price environment. Excluding the impact of the valuation allowance release, the underlying effective tax rate was 24% which is unchanged from third quarter 2005.
Our expected underlying effective tax rate for 2006 is about 25% at current market gold prices. This expected underlying rate excludes the effect of delivering into

BARRICK THIRD QUARTER 2006	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

gold sales contracts in a low tax-rate jurisdiction at prices below prevailing market prices, the impact of tax rate changes and any changes in deferred tax valuation allowances.
We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities or because of changes in valuation allowances reflecting changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes to any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods.
Quarterly Information ($ millions, except where indicated)

		2006			2005			2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Sales	$1,632	$1,510[1]	$1,205[1]	$776	$627	$463	$484	$501
Net income	405	459	224	175	113	47	66	156
Net income per share — basic (dollars)	0.47	0.53	0.29	0.33	0.21	0.09	0.12	0.30
Net income per share — diluted (dollars)	0.46	0.53	0.29	0.32	0.21	0.09	0.12	0.29

[1]	Adjusted for the impacts of reclassifying sales from our South Deep mine to discontinued operations and consolidation of 100% of Porgera.
Our financial results for the last eight quarters reflect the following general trends: rising spot gold prices with a corresponding rise in prices realized from gold sales; and rising gold production and sales volumes as our new mines began production in 2005 and, in first quarter 2006, our acquisition of Placer Dome. Results in 2006 benefited from the contribution of gold and copper mines acquired in the Placer Dome acquisition. Although these trends continue in third quarter 2006, earnings in third quarter 2006 were reduced by post-tax adjustments of $25 million related to revisions to the AROs at a closed mine and $12 million for non-hedge derivative losses. Conversely, earnings in second quarter 2006 were positively impacted by $40 million in post-tax non-hedge derivative gains. The historic trends are discussed elsewhere in this MD&A. The quarterly trends are consistent with explanations for annual trends over the last two years. Net income in each quarter also reflects the timing of various special items that are presented in the table on page 9.

BARRICK THIRD QUARTER 2006	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES
Cash Flow
Key Factors Affecting Operating Cash Flow

	Three months ended September 30			Nine months ended September 30
			Impact on			Impact on
			comparative			comparative
			operating			operating
($ millions)	2006	2005	cash flows	2006	2005	cash flows	Comments on significant trends and variances

Gold sales volumes (‘000s oz)	2,169	1,456	$155	6,107	3,670	$480	See page 11.

Realized gold prices ($/oz)	$581	$427	334	$571	$426	886	See page 11.

Copper sales volumes (millions lbs)	99	—	248	276	—	640	See page 11.

Total cash costs gold ($/oz)	$281	$210	(154)	$282	$229	(324)	See page 11.

Sub-total			$583			$1,682

Other inflows (outflows)

Higher expenses[1]	$144	$54	$(90)	$369	$174	$(195)	See pages 19 and 21.

Purchase of copper put options	—	—	—	(26)	—	(26)

Non-cash working capital	108	7	101	39	(48)	87

Interest expense	39	—	(39)	94	1	(93)	See page 21.

Income taxes paid	40	20	(20)	132	49	(83)	See page 21.

Effect of other factors			38			(26)

Total			$573			$1,346

[1]	Includes corporate administration, exploration, project development, and other operating expenses.

BARRICK THIRD QUARTER 2006	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

Investing Activities

	Three months		Nine months
	ended Sept.30		ended Sept.30
($ millions)	2006	2005	2006	2005	Comments on significant trends and variances

Project capital expenditures[1]

Cortez Hills	$17	$—	$24	$—

Ruby Hill	9	15	24	27

Western 102 Power Plant	—	29	—	63	Construction was completed in fourth quarter 2005.

Cowal construction	—	76	101	185	Production began in second quarter 2006.

Tulawaka construction	—	—	—	8	Production began in first quarter 2005.

Pascua-Lama development costs	32	27	86	66

Lagunas Norte construction	—	28	—	128	Production began in second quarter 2005.

Veladero construction	—	78	—	213	Production began in fourth quarter 2005.

Sub-total	$58	$253	$235	$690

Other capital expenditures

North America	$40	$37	$111	$70	In 2006, higher expenditures due to the impact of Bald Mountain and Golden Sunlight, combined with higher expenditures at Goldstrike, partly offset by lower expenditures at Marigold.

Australia Pacific	69	17	163	35	Higher expenditures due to the impact of Placer Dome mines, in which $104 million was spent in the first nine months of 2006, principally at Porgera related to remediation of the West Wall cutback. Also, higher expenditures at Cowal which achieved production start-up in second quarter 2006.

Africa	18	10	50	26	Higher expenditures in 2006 due to the impact of North Mara and higher expenditures at Bulyanhulu.

South America	70	5	181	10	Higher expenditures in 2006 due to expenditures at Veladero related to capitalized pre-production stripping of the Filo Federico pit, combined with expenditures at Lagunas Norte and Zaldivar.

Other	6	1	10	4

Sub-total	$203	$70	$515	$145

Total	$261	$323	$750	$835

[1]	Includes both construction costs and capitalized interest.
Investing activities in 2006 also included $1.262 billion in first quarter 2006 paid for the cash component of the cost of the Placer Dome acquisition, which net of cash acquired of $1.102 billion, led to a net cash outflow of $160 million. We recorded in cash flows of discontinued operations proceeds of $1.641 billion received on closing of the sale of certain Placer Dome operations to Goldcorp in second quarter 2006.
Financing Activities
The most significant financing cash flows in third quarter 2006 were cash payments totaling $140 million to settle Placer Dome derivative positions and cash receipts of $11 million on the exercise of employee stock options.
Liquidity
Liquidity Management
In managing our liquidity we maintain cash positions and put in place financing in our regional business units as well as at the Corporate Center to provide adequate liquidity for our operations. Furthermore, we assess our long-term financial requirements and plan our financing strategy accordingly.
Alternatives for sourcing our future capital needs include our significant cash position, unutilized credit facilities, future operating cash flow, project financings and public debt financings. These alternatives are evaluated to determine the optimal mix of capital resources for our capital needs.
We expect that, absent a material adverse change in a combination of our sources of liquidity and/or a significant decline in gold and copper prices, present levels of liquidity will be adequate to meet our expected capital needs. If we are unable to access project financing due to unforeseen political or other problems,

BARRICK THIRD QUARTER 2006	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

we expect that we will be able to access public debt markets as an alternative source of financing.
Capital Resources
In second quarter 2006, we received $1.641 billion from the sale of operations to Goldcorp. In third quarter 2006, we increased our $1 billion credit facility to $1.5 billion, with $490 million outstanding at September 30, 2006. In early October 2006, we issued $1 billion of copper-linked notes (the “Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036. During the first three years of these Notes, the original $1 billion of funding is to be repaid in the dollar equivalent of approximately 324 million pounds of copper, and is to be replaced over those three years by $1 billion of funding in the form of conventional interest-bearing notes maturing in 2016 and 2036. The replacement of the copper-linked portion of the notes with conventional interest-bearing notes during this period occurs simultaneously such that the total amount outstanding at any time from issue date to maturity is $1 billion. Proceeds from the Notes will be used to fund our development projects, and to pre-finance upcoming debt maturities. In October 2006, we completely re-paid the $490 million outstanding under our $1.5 billion credit facility. We expect to finance the proposed acquisition of NovaGold Resources Inc. from a combination of existing credit facilities, cash on hand and the expected proceeds from the sale of South Deep.
FINANCIAL POSITION
Shareholders’ Equity Outstanding Share Data
As part of the consideration paid in connection with the acquisition of Placer Dome, we issued 322.8 million common shares to Placer Dome shareholders in exchange for their ownership interest. As at October 18, 2006, 863.0 million of our common shares, one special voting share and 1.4 million exchangeable shares (exchangeable into 0.7 million of our common shares) were issued and outstanding. As at October 18, 2006, options to purchase 18.4 million common shares were outstanding under our option plans, as well as options to purchase 1.9 million common shares under certain option plans inherited by us in connection with prior acquisitions, including Placer Dome.
Comprehensive Income
Comprehensive income consists of net income or loss together with certain other economic gains and losses that are collectively described as “other comprehensive income” or “OCI”, and excluded from the income statement. In third quarter 2006, the other comprehensive loss of $8 million was mainly the result of gains on the sale of “available for sale” securities being transferred to net income. Losses of $61 million, primarily on copper and currency contracts designated for future periods, were caused primarily by changes in market copper and fuel prices. These losses were offset by reclassification adjustments totaling $63 million for losses on hedge contracts designated for third quarter 2006 that were transferred to earnings in third quarter 2006.
Other comprehensive loss at September 30, 2006 included unrealized pre-tax gains on hedge contracts totaling $118 million, based on September 30, 2006 market rates. The gains are primarily made up of foreign exchange and fuel hedge gains, and are partially offset by gold, copper and interest rate contract losses. The related hedge contracts are designated against gold sales, copper sales, operating costs, and capital expenditures primarily over the next three years. The hedge gains/losses are expected to be recorded in earnings at the same time that the corresponding hedged sales or operating costs and amortization of capital expenditures are also recorded in earnings.
CONTRACTUAL OBLIGATIONS AND COMMITMENTS
Purchase obligations include only those items where binding commitments have been entered into. They do not include the full amount of future capital expenditures required to complete construction of our development projects because commitments have yet to be made for all of the estimated future capital costs. As part of our all-cash offer to acquire all of the outstanding shares of NovaGold, we have committed to spend about $1.7 billion, on a fully diluted basis. We are also committed to fund approximately $30 million, representing our 50% share of the costs to acquire a claw-back right from BHP Billiton that relates to certain of Tethyan’s mineral interests. Additional commitments include $63 million related to our share of capital expenditures at Cortez.
GOLD SALES CONTRACTS
Upon acquisition of Placer Dome, we acquired its pre-existing gold hedge position totaling 7.7 million ounces of committed gold obligations, which was recorded on our balance sheet at its estimated fair value based on market gold price of $567 per ounce on the date of acquisition. Acquired gold forward sales contracts were designated as cash flow hedges of future gold production. From the date of acquisition to the date we eliminated the acquired hedge position, the mark-to-market value of these acquired contracts changed by $151 million, which was recorded in OCI and in the balance sheet as a hedge loss. Revenue reported each period represents the cash proceeds for either spot sales or under pre-existing

BARRICK THIRD QUARTER 2006	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

Barrick normal sales contracts less an adjustment for the hedge loss in OCI based on the hedge designation schedule. We recorded a reduction of revenue by $79 million in third quarter 2006 for these hedge losses and amounts in future periods are expected to be as follows: Q4 2006: $18 million reduction; 2007 and beyond: $17 million increase. The other acquired Placer Dome derivative instruments were all classified as non-hedge derivatives from the date of acquisition. The terms of the derivatives we acquired in the Placer Dome acquisition were significantly different than market terms at the date of acquisition, resulting in our recognition of a significant liability at inception. This liability contained an other-than-insignificant financing element. As a result, and in accordance with US GAAP, we report all cash inflows and outflows on these derivatives under financing activities in the cash flow statement.
The MD&A included in our 2005 Annual Report contained a detailed discussion of our gold sales contracts. In this interim MD&A, we have included an update of any significant changes in these contracts. For presentation purposes, we consider Project Gold Sales Contracts to represent gold hedges allocated to our development projects, which we believe may facilitate financing of these projects and may eliminate the possible requirement to add hedges in the future associated with financing these projects. The Corporate Gold Sales Contracts represent our remaining fixed-price sales contracts (currently 2.5 million ounces). All our gold and silver sales contracts (including Project Gold Sales Contracts, Corporate Gold Sales Contracts and Floating Spot-Price Gold Sales Contracts) retain all the benefits of our Master Trading Agreements (“MTAs”) and are not subject to margining, downgrade or unilateral and discretionary “right-to-break” provisions. The MTAs with our counterparties do provide for early close out of certain transactions in the event of a material adverse change in our ability, or our principal hedging subsidiary’s ability, to perform our, or its, gold and silver delivery and other obligations under the trading agreements and related parent guarantees or a lack of gold or silver market, and for customary events of default such as covenant breaches, insolvency or bankruptcy. At September 30, 2006, we were in compliance with all terms and covenants associated with our MTAs.
Key Aspects of Project Gold Sales Contracts
As of September 30, 2006

Expected delivery dates.[1] Future estimated average realizable selling price.	2010-2019, the term of the expected financings of the projects. $385/oz.[2]

[1]	The contract termination dates are in 2016-2O19 in most cases, but we currently expect to deliver project production against these contracts starting in 2010, subject to the timing of receipt of approvals of the environmental impact assessments, as well as the resolution of other external issues, both of which are largely beyond our control. Refer to page 15 for further details.

[2]	Upon delivery of production from 2010-2019, the term of expected financing. Approximate estimated value based on current market US dollar interest rates and on an average lease rate assumption of 0.75%.
These contracts do not impact any of the approximately 685 million ounces of silver contained in gold reserves at Pascua–Lama. The contracts retain all the benefits of our MTAs.
Corporate Gold Sales Contracts
The 2.5 million of corporate gold sales contract ounces are historic Barrick normal sales contracts with committed delivery dates primarily in 2016 and beyond. We expect, however, to voluntarily deliver production into all of these contracts by the end of 2009. Assuming that deliveries occur evenly over this period, the average realizable gold price is expected to be approximately $347 per ounce, based on current contango rates. If we deliver into these contracts in a more accelerated schedule, the realizable gold price could be lower than $347 per ounce. At September 30, 2006, we also had floating spot-price gold sales contracts under which we are committed to deliver 1.0 million ounces of gold over the next ten years at spot prices, less an average fixed-price adjustment of $184 per ounce.
Fair Value of Derivative Positions

As at September 30, 2006	Unrealized
($ millions)	Gain/(Loss)

Corporate Gold Sales Contracts	$(686)
Project Gold Sales Contracts	(2,935)
Floating Spot–Price Gold Sales Contracts	(186)
Silver Sales Contracts	(57)
Floating Spot–Price Silver Sales Contracts	(30)
Foreign currency contracts	137
Interest rate and gold lease contracts	46
Fuel contracts	31
Gold positions offset but not financially settled[1]	(165)
Copper contracts	(22)

$(3,867)

[1]	These are acquired Placer Dome contracts which have been economically offset, but not yet settled. Upon settlement, there will be a cash impact of approximately negative $165 million, but no material impact on earnings as the contract values were captured as part of fair value of assets and liabilities recorded upon acquisition of Placer Dome.

BARRICK THIRD QUARTER 2006	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. In this MD&A, we have provided an update for any changes in accounting policies and critical accounting estimates from our 2005 annual MD&A.
Accounting Policy Changes
FAS 123R, Share-Based Payment (“FAS 123R”)
On January 1, 2006, we adopted FAS 123R, which includes in its scope our stock options, Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”). Prior to January 1, 2006, we accounted for stock options granted to employees using an intrinsic value method. We recorded compensation cost for stock options based on the excess of the market price of the stock option at the grant date of an award over the exercise price. Historically, the exercise price for stock options equaled the market price of stock at the grant date, resulting in no compensation cost. FAS 123R requires us to expense the fair value of share based payment awards over the vesting term. We adopted FAS 123R using the modified prospective method and our Financial Statements for periods prior to adoption, including the 2005 comparative Financial Statements, have not been restated. Total stock option expense recorded in the three and nine months ended September 30, 2006 was $7 million and $20 million, respectively. Historically, we have recorded compensation expense for RSUs and DSUs based on their fair values, and the adoption of FAS 123R had no significant impact on accounting for RSUs and DSUs.
In first quarter 2006, we assumed the outstanding fully-vested Placer Dome stock options. These stock options are exercisable into an equivalent number of Barrick shares based on the exchange ratio under the acquisition of Placer Dome. The estimated fair value of these stock options of $22 million was recorded as part of the cost of acquisition.
FAS 151, Inventory Costs and FIN 47, Accounting for Conditional AROs
On January 1, 2006, we adopted FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”) and FASB No. 151, Inventory Costs (“FAS 151”). Under FAS 151, abnormal amounts of idle facility expense, freight, handling costs and wasted materials are recognized as current period charges rather than capitalized to inventory. FAS 151 also requires that the allocation of fixed production overhead to the cost of inventory be based on the normal capacity of production facilities. FAS 151 is applicable prospectively from January 1, 2006 and we have modified our inventory accounting policy consistent with its requirements. Under our modified accounting policy for inventory, production-type costs that are abnormal are excluded from inventory and charged directly to cost of sales. Interruptions to normal activity levels at a mine could occur for a variety of reasons including seasonal shutdowns for statutory holidays, equipment failures and major maintenance activities, strikes, power supply interruptions and adverse weather conditions. When such interruptions occur we evaluate the impact on the cost of inventory produced in the period, and to the extent the actual cost exceeds the cost based on normal capacity we expense any excess directly to cost of sales. The adoption of FIN 47 and FAS 151 did not have a significant impact on our Financial Statements in the three and nine months ended September 30, 2006.
Future Accounting Policy Changes
FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109
In June 2006, the FASB issued FIN No. 48 – Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. The interpretation has been developed because of diversity in practice for accounting for uncertain tax positions. Some entities record tax benefits for uncertain tax positions as they are filed on the income tax return, while others use either gain contingency accounting or a probability threshold.
Under the interpretation, an entity should presume that a taxing authority will examine all tax positions with full knowledge of all relevant information. Therefore, when evaluating a tax position for recognition and measurement, consideration of the risk of examination is not appropriate. In applying the provisions of the interpretation, there will be distinct recognition and measurement evaluations. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not, based solely on the technical merits, that the position will be sustained on audit, including resolution of

BARRICK THIRD QUARTER 2006	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

related appeals or litigation processes, if any. The second step is to measure the appropriate amount of the benefit to recognize. The amount of benefit to recognize will be measured as the maximum amount which is more likely than not to be realized. The tax position should be derecognized in the first period when it is no longer more likely than not of being sustained. On subsequent recognition and measurement, the maximum amount which is more likely than not to be recognized at each reporting date will represent management’s best estimate given the information available at the reporting date, even though the outcome of the tax position is not absolute or final. Subsequent recognition, derecognition, and measurement should be based on new information. A liability for interest or penalties or both will be recognized as deemed to be incurred based on the provisions of the tax law, that is, the period for which the taxing authority will begin assessing the interest or penalties or both. The amount of interest expense recognized will be based on the difference between the amount recognized in accordance with this interpretation and the benefit recognized in the tax return. Under this interpretation, an entity will disclose its policy on the classification of interest and penalties and also disclose the reconciliation of the total amounts of unrecognized tax benefits at the beginning to the end of each period. On transition, the change in net assets due to applying the provisions of the final interpretation will be considered a change in accounting principle with the cumulative effect of the change treated as an offsetting adjustment to the opening balance of retained earnings in the period of transition. The interpretation is effective by the beginning of the first annual period beginning after December 15, 2006. We are presently evaluating the impact of this interpretation on our financial statements
FAS 157 Fair Value Measurements
In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements (FAS 157) that provides enhanced guidance for using fair value to measure assets and liabilities. FAS 157 is meant to remedy the diversity and inconsistency within generally accepted accounting principles in measuring fair value, especially for items that are not actively traded. FAS 157 also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. FAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS 157 does not expand the use of fair value in any new circumstances.
In FAS 157, the FASB clarified that:
•	The exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price).

•	A fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participants assumptions in fair value, FAS 157 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data.

•	A fair value measurement should include an adjustment for risk if market participants would include one in pricing the related asset or liability, even if the adjustment is difficult to determine.

•	A fair value measurement for a restricted asset should consider the effect of the restriction if market participants would consider the effect of the restriction in pricing the asset.

•	Fair value measurement for a liability reflects its nonperformance risk (the risk that the obligation will not be fulfilled).
FAS 157 expands disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. The disclosures focus on the inputs used to measure fair value and for recurring fair value measurements using significant unobservable inputs, the effect of measurement on earnings (or changes in net assets) for the period. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. We are currently assessing the impact on our financial statements.
FAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans
In September 2006, the FASB issued FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (FAS 158) that will require employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree healthcare and other postretirement plans in their financial statements. Under past accounting standards, the funded status of an employer’s postretirement benefit plan (i.e., the difference between

BARRICK THIRD QUARTER 2006	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

the plan assets and obligations) was not always completely reported in the balance sheet. Employers reported an asset or liability that almost always differed from the plan’s funded status because previous accounting standards allowed employers to delay recognition of certain changes in plan assets and obligations that affected the costs of providing such benefits. Past standards only required an employer to disclose the complete funded status of its plans in the notes to the financial statements.
FAS 158 requires an employer to:
a)	Recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for the plan’s underfunded status.

b)	Recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to FASB Statement No. 87, Employers’ Accounting for Pensions, or No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions.

c)	Measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end balance sheet (with limited exceptions).

d)	Disclose in the notes to financial statements additional information about certain effects of net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.
The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006. The requirement to measure the plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. We will adopt the provisions of FAS 158 effective December 31, 2006 and we are currently evaluating its effect on our financial statements.
FSP No. AUG AIR-1 — Accounting for Planned Major Maintenance Activities (“FSP AIR-1”)
In September 2006, the FASB issued FSP AIR-1 which amends guidance from the AICPA Industry Audit Guide, Audits of Airlines (“Airline Guide”) with respect to planned major maintenance activities and makes this guidance applicable to entities in all industries. FSP AIR-1 permits the following three alternative methods of accounting for planned major maintenance activities:
1)	Direct expensing method — Recognize the cost of overhauls as expenses as they are incurred because, in the case of companies with large fleets, such costs are relatively constant from period to period.

2)	Built-in overhaul method — The built-in overhaul method is based on segregation of plant and equipment costs into those that should be depreciated over the useful life of the asset and those that require overhaul at periodic intervals. Thus, the estimated cost of the overhaul component included in the purchase price is set up separately from the cost of the asset and is amortized to the date of the initial overhaul. The cost of the initial overhaul is then capitalized and amortized to the next overhaul, at which time the process is repeated.

3)	Deferral method -The actual cost of each overhaul is capitalized and amortized to the next overhaul.
FSP AIR-1 is effective for the first fiscal year beginning after December 15, 2006. The provisions shall also be applied retrospectively for all financial statements presented unless it is impractical to do so. We intend to apply the provisions of FSP AIR-1 beginning January 1, 2007 and are currently evaluating the alternative methods of accounting permitted by this FSP.
Staff Accounting Bulletin No. 108 – Considering the effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements
In September 2006, the SEC issued SAB 108, which addresses the multiple methods used to quantify financial statement misstatements and evaluate the accumulation of misstatements on the balance sheet. SAB 108 requires registrants to evaluate prior period misstatements using both a balance sheet approach (“iron curtain method”) and an income statement approach (“rollover method”) and evaluate whether either approach results in a misstatement, that when all relevant factors are considered, is material. SAB 108 is effective for interim and annual periods ending after November 15, 2006. SAB 108 allows a one-time transitional cumulative effect adjustment to retained earnings as of January 1, 2006 for errors that were previously deemed not material, but would be material under the requirements of SAB 108. We are currently evaluating the impact of adopting SAB 108 on our financial statements.

BARRICK THIRD QUARTER 2006	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

Critical Accounting Estimates and Judgments
Reserve Estimates Used to Measure Amortization of Property, Plant and Equipment
Impact of Historic Changes in Reserve Estimates on Amortization

	Reserves	Amortization increase (decrease)
	increase	Periods ended September 30, 2006
(million ounces/$ millions)	(decrease)[1]	Three months	Nine months

North America[2]	1.7	$(5)	$2
Australia Pacific	0.6	(5)	(8)
Africa	3.0	(4)	(7)
South America	0.1	(8)	(14)

Total	5.4	$(22)	$(27)

[1]	Each year we update our reserve estimates as at the end of the year as part of our normal business cycle. Reserve changes presented were calculated as at the end of 2005 and are in millions of contained ounces.

[2]	Decrease in reserves at certain mines had a greater impact on amortization for the current period than did increases in reserves at other mine sites within the region.
Purchase Accounting as a Result of a Business Combination
We accounted for the acquisition of Placer Dome as a purchase business combination with Barrick as the acquirer. The cost of acquisition will be allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the purchase cost over the net identified tangible and intangible assets will likely represent goodwill that will be allocated to reporting units and subject to an annual impairment test.
Purchase accounting rules require an allocation of the purchase cost to assets and liabilities acquired under the Placer Dome acquisition. In first quarter 2006, a preliminary allocation was made to assets and liabilities acquired, which was updated in second and third quarter 2006 based on further work completed. This allocation is not yet complete due to inherent complexities in the valuation and revisions may be required later in 2006 that could impact earnings prospectively in future periods. The fair value of work in progress and finished goods inventories acquired was estimated based on expected selling prices less costs to complete, selling costs and a reasonable profit margin. The fair value of inventory was about $120 million higher than historic cost and, as the acquired inventory is sold, the adjustment to inventory recorded at acquisition impacts cost of sales. In third quarter 2006, the impact of this fair value adjustment was an increase in cost of sales by $9 million for a total recorded amount of $82 million in the nine months ended September 30, 2006. At September 30, 2006, the difference between the cost of acquisition and preliminary estimates of the fair value of net identifiable assets and liabilities acquired has been presented as goodwill. Upon completion of the purchase price allocation, the final amount of goodwill will be calculated and allocated to reporting units.
Fair Value of Asset Retirement Obligations (“AROs”)
At our operating mines, we continued to record AROs based on disturbance of the environment over time. It is reasonably possible that circumstances could arise during or by the end of the mine life that will require material revisions to AROs. In particular, the extent of water treatment can have a material effect on the fair value of AROs, and the expected water quality at the end of the mine life, which is the primary driver of the extent of water treatment, can change significantly. The period of time over which we have assumed that water quality monitoring and treatment will be required has a significant impact on AROs at closed mines. The amount of AROs recorded reflects the expected cost, taking into account the probability of particular scenarios. During the third quarter 2006, we recognized a charge of $39 million for a change in estimates in the ARO at our Nickel Plate property. The adjustment was made following completion of an environmental study that indicates a requirement to carry out treatment of ground water for an extended period of time.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Certain information contained or incorporated by reference in this Third Quarter Report 2006, including any information as to our future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as Canadian and Australian dollars, South African rand and Papua New Guinean kina versus US dollar); fluctuations in the spot and forward price of gold or certain other commodities (such as copper, silver, diesel fuel and electricity); changes in US dollar interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from

BARRICK THIRD QUARTER 2006	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, South Africa, Tanzania, Russia or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions, including our recent acquisition of Placer Dome; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Third Quarter Report 2006 are qualified by these cautionary statements. Specific reference is made to Barrick’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.
We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

BARRICK THIRD QUARTER 2006	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Income
Barrick Gold Corporation

	Three months ended		Nine months ended
	September 30,		September 30,
(in millions of United States dollars, except per share data) (Unaudited)	2006	2005	2006	2005

Sales (notes 4 and 5)
Gold	$1,306	$627	$3,495	$1,574
Copper	326	—	852	—

	1,632	627	4,347	1,574

Costs and expenses
Cost of sales — gold[1] (note 6)	640	310	1,728	847
Cost of sales — copper[1] (note 6)	89	—	284	—
Amortization (note 4)	186	111	512	298
Corporate administration	33	17	98	53
Exploration	50	20	127	73
Project development expense	33	7	80	22
Other operating expenses	28	10	64	26

	1,059	475	2,893	1,319

Other income (expense)
Interest income	18	9	70	28
Interest expense (note 15)	(39)	—	(94)	(1)
Other (note 7)	(47)	(11)	(62)	(1)

	(68)	(2)	(86)	26

Income from continuing operations before income taxes and other items	505	150	1,368	281
Income tax expense (note 8)	(107)	(36)	(282)	(60)
Non-controlling interests	(3)	—	(6)	1
Equity in investees (note 12)	(1)	(1)	(3)	(2)

Income from continuing operations	394	113	1,077	220
Discontinued operations (note 3)
Income from discontinued operations	11	—	11	—
Income taxes	—	—	—	—

Income before cumulative effect of change in accounting principles	405	113	1,088	220
Cumulative effect of change in accounting principles (note 2C)	—	—	—	6

Net income for the period	$405	$113	$1,088	$226

Earnings per share data (note 9):
Income from continuing operations
Basic	$0.46	$0.21	$1.29	$0.41
Diluted	$0.45	$0.21	$1.28	$0.41
Net income
Basic	$0.47	$0.21	$1.30	$0.42
Diluted	$0.46	$0.21	$1.29	$0.42

[1]	Exclusive of amortization.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK THIRD QUARTER 2006	32	FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow
Barrick Gold Corporation

	Three months ended		Nine months ended
	September 30,		September 30,
(in millions of United States dollars) (Unaudited)	2006	2005	2006	2005

OPERATING ACTIVITIES
Net income for the period	$405	$113	$1,088	$226
Amortization (note 4)	186	111	512	298
Gold hedge accounting adjustments (note 15B)	79	—	146	—
Revisions to AROs at closed mines (note 16)	39	8	39	13
Other items (note 10)	96	—	18	(80)

Net cash provided by operating activities	805	232	1,803	457

INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 4)	(261)	(323)	(750)	(835)
Sales proceeds	3	4	6	7
Acquisition of Placer Dome, net of cash acquired of $1,102 (note 3)	—	—	(160)	—
Other acquisitions (note 3)	(145)	—	(145)	—
Available-for-sale securities (note 12)
Purchases	—	(3)	(26)	(86)
Sales proceeds	26	—	45	—
Other investing activities	48	—	6	2

Net cash used in investing activities	(329)	(322)	(1,024)	(912)

FINANCING ACTIVITIES
Capital stock
Proceeds on exercise of stock options	11	50	61	88
Dividends (note 18)	—	—	(96)	(59)
Debt obligations (note 15A)
Proceeds	2	32	1,094	170
Repayments	(1)	(23)	(875)	(38)
Settlement of derivative instruments acquired in Placer Dome acquisition	(140)	—	(1,834)	—
Other financing activities	(11)	—	(15)	(1)

Net cash (used in) provided by financing activities	(139)	59	(1,665)	160

Net cash (used in) provided by continuing operations	337	(31)	(886)	(295)

Cash flows of discontinued operations (note 3)
Operating activities	1	—	22	—
Proceeds on sale of operations to Goldcorp	—	—	1,641	—
Other investing activities	(11)	—	(54)	—
Financing activities	10	—	10	—

	—	—	1,619	—

Effect of exchange rate changes on cash and equivalents	(1)	5	(4)	2

Net increase (decrease) in cash and equivalents	336	(26)	729	(293)

Cash and equivalents at beginning of period	1,430	1,131	1,037	1,398

Cash and equivalents at end of period	$1,766	$1,105	$1,766	$1,105

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK THIRD QUARTER 2006	33	FINANCIAL STATEMENTS

Consolidated Balance Sheets
Barrick Gold Corporation

	As at September 30,	As at December 31,
(in millions of United States dollars) (Unaudited)	2006	2005
ASSETS
Current assets
Cash and equivalents	$1,766	$1,037
Accounts receivable	286	54
Inventories (note 11)	945	402
Other current assets	302	255
Assets of discontinued operations (note 3B)	47	—

	3,346	1,748
Available for sale securities (note 12)	234	62
Equity method investments (note 12)	230	138
Property, plant and equipment (note 13)	6,927	4,146
Non-current ore in stockpiles (note 11)	344	251
Other assets (note 14)	898	517
Assets of discontinued operations (note 3B)	999	—
Goodwill (note 3)	7,711	—

Total assets	$20,689	$6,862

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$635	$386
Current portion of long-term debt (note 15)	681	80
Short-term debt obligations (note 15)	150	—
Derivative instrument liabilities	145	—
Other current liabilities	358	94
Liabilities of discontinued operations (note 3B)	24	—

	1,993	560
Long-term debt (note 15)	2,888	1,721
Asset retirement obligations (note 16)	636	409
Other long-term obligations	236	208
Deferred income tax liabilities	706	114
Liabilities of discontinued operations (note 3B)	5	—

Total liabilities	6,464	3,012

Non-controlling interests — continuing operations	54	—

Non-controlling interests — discontinued operations	494	—

Shareholders’ equity
Capital stock (note 18)	13,086	4,222
Retained Earnings (deficit)	651	(341)
Accumulated other comprehensive loss (note 20)	(60)	(31)

Total shareholders’ equity	13,677	3,850

Contingencies and commitments (notes 13 and 21)

Total liabilities and shareholders’ equity	$20,689	$6,862

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK THIRD QUARTER 2006	34	FINANCIAL STATEMENTS

Consolidated Statements of Shareholders’ Equity
Barrick Gold Corporation

For the nine months ended September 30 (in millions of United States dollars) (Unaudited)	2006	2005

Common shares (number in millions)
At January 1	538	534
Issued on exercise of stock options	3	4
Issued on acquisition of Placer Dome (note 3)	323	—

At September 30	864	538

Capital stock (dollars in millions)
At January 1	$4,222	$4,129
Issued on exercise of stock options	61	89
Recognition of stock option expense (note 19)	20	—
Shares and options issued on acquisition of Placer Dome (note 3)	8,783	—

At September 30	$13,086	$4,218

Retained earnings (deficit)
At January 1	$(341)	$(622)
Net income	1,088	226
Dividends	(96)	(59)

At September 30	$651	$(455)

Accumulated other comprehensive income (loss) (note 20)	$(60)	$41

Total shareholders’ equity at September 30	$13,677	$3,804

Consolidated Statements of Comprehensive Income
Barrick Gold Corporation

	Three months ended		Nine months ended
	September 30,		September 30,
(in millions of United States dollars) (Unaudited)	2006	2005	2006	2005

Net income	$405	$113	$1,088	$226
Other comprehensive income (loss), net of tax (note 20)	(8)	9	(29)	(28)

Comprehensive income	$397	$122	$1,059	$198

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK THIRD QUARTER 2006	35	FINANCIAL STATEMENTS

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Barrick Gold Corporation, Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$, ARS and ZAR are to Canadian dollars, Australian dollars, Argentinean pesos and South African Rands respectively.
1 > NATURE OF OPERATIONS
Barrick Gold Corporation (“Barrick” or the “Company”) engages in the production and sale of gold and copper from underground and open-pit mines, including related activities such as exploration and mine development. Our operations are mainly located in North America, South America, Africa, Australia Pacific and Russia/Central Asia. Our gold and copper production is sold into the world market.
2 > SIGNIFICANT ACCOUNTING POLICIES
A Basis of Preparation
The United States dollar is the principal currency of our operations. These unaudited interim consolidated financial statements have been prepared in United States dollars and under United States generally accepted accounting principles (“US GAAP”) for the preparation of interim financial information. Accordingly, they do not include all of the information and disclosures required by US GAAP for annual consolidated financial statements. The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in our audited consolidated financial statements and the notes thereto for the three years ended December 31, 2005, except as described below in note 2C. To ensure comparability of financial information, certain prior-year amounts have been reclassified to conform with the current year presentation.
In the opinion of management, all adjustments considered necessary for the fair presentation of results for the periods presented have been reflected in these financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and the notes thereto for the three years ended December 31, 2005.
The preparation of these financial statements requires us to make estimates and assumptions. The most significant ones are: quantities of proven and probable gold and copper reserves; the value of mineralized material beyond proven and probable reserves; future costs and expenses to produce proven and probable reserves; future commodity prices and foreign currency exchange rates; the future cost of asset retirement obligations; effective tax rates used to estimate interim period income tax expense; amounts of contingencies; preliminary and final estimates for fair value of acquired assets and liabilities and pre-acquisition contingencies; and assumptions used in the accounting for employee stock compensation such as stock price volatility, expected term and forfeiture rates for unvested awards. Using these estimates and assumptions, we make various decisions in preparing the financial statements including:
➢	The treatment of mine development costs as either an asset or an expense;

➢	whether long-lived assets are impaired, and if so, estimates of the fair value of those assets and any corresponding impairment charge;

➢	our ability to realize deferred income tax assets;

➢	the useful lives of long-lived assets and the measurement of amortization;

➢	the fair value of asset retirement obligations;

➢	the likelihood of loss contingencies occurring and the amount of any potential loss;

➢	whether investments are impaired;

➢	the amount of stock based compensation expense, including pro forma stock option expense in 2005;

➢	the amount of income tax expense; and

➢	the preliminary and final allocations of the purchase price in purchase business combinations.
As the estimation process is inherently uncertain, actual future outcomes could differ from present estimates and assumptions; potentially having material future effects on our financial statements.
B Consolidation
These consolidated financial statements include the accounts of Barrick Gold Corporation and those entities we control either through voting rights or means other than voting rights. FIN 46R provides guidance on the identification and reporting of entities controlled through means other than voting rights and defines such entities as variable interest entities (“VIEs”). We apply this guidance to all entities, including those in the development stage. The principal entities that are VIEs are the entity that owns the Tulawaka mine, where we are the primary beneficiary and consolidate the mine recording a non-controlling interest for the 30% economic interest held by our partner, and the entity that owns the Reko Diq project where neither owner is

BARRICK THIRD QUARTER 2006	36	NOTES TO FINANCIAL STATEMENTS

the primary beneficiary for accounting purposes and we apply the equity method of accounting (note 12). We hold our interests in some mines and development projects through unincorporated joint ventures. FIN 46R excludes such joint ventures from its scope and we apply the principles of the voting interests accounting model to determine the accounting treatment for those joint ventures. For unincorporated joint ventures under which we share joint control with the other joint venture partners, we include our pro-rata share of assets, liabilities, revenue and expenses in our financial statements. For unincorporated joint ventures where we control the joint venture, subject in some cases to protective rights held by our joint venture partners, we consolidate the joint venture and record a non-controlling interest for the interest held by our joint venture partner.
Through the acquisition of Placer Dome in first quarter 2006 we acquired interests in the Cortez and Turquoise Ridge mines through pre-existing unincorporated joint ventures under which we share joint control of operating, investing and financing decisions with the other joint venture partners. We use the proportionate consolidation method to account for our interest in jointly controlled unincorporated joint ventures. For further information refer to note 22.
Through the acquisition of Placer Dome in first quarter 2006 we also acquired interests in the Donlin Creek project, the South Deep mine and the Porgera mine through pre-existing unincorporated ventures. In second quarter 2006 we also finalized a joint venture agreement for the Pueblo Viejo project. Under the terms of joint venture agreements where we have the ability to control the operating, investing and financing decisions we consolidate their assets, liabilities, revenue and expenses and record a non-controlling interest for the ownership interests held by our joint venture partners.
C Accounting Changes
FAS 123R, Accounting for Stock–Based Compensation (FAS 123R)
On January 1, 2006, we adopted FAS 123R “Share Based Payments”. Prior to this date we applied FAS 123 and accounted for stock options under the intrinsic value method, recording the compensation cost for stock options as the excess of the market price of the stock at the grant date of an award over the exercise price. Historically, the exercise price of the stock option equaled the market price of the stock at the grant date resulting in no recorded compensation cost. We provided pro-forma disclosure of the effect of expensing the fair value of stock options.
We adopted FAS 123R using the modified prospective method and our financial statements for periods prior to adoption, including the 2005 comparative financial statements, have not been restated. From January 1, 2006 we have recorded compensation expense for all new stock option grants based on the grant date fair value, amortized on a straight-line basis over the vesting period. We also recorded compensation expense for the unvested portion of grants prior to January 1, 2006, based on the grant date fair value calculated for pro-forma disclosure purposes for financial statements of fiscal periods prior to 2006, amortized on a straight-line basis over the remaining vesting period.
Total recorded compensation cost relating to stock options was $7 million for the three months ended September 30, 2006 and $20 million for the nine months ended September 30, 2006 and is presented as a component of cost of sales, corporate administration and other expense consistent with the classification of other elements of compensation for those individuals who have been granted stock options. Compensation cost relating to stock options had an impact of $nil on earnings per share for the three months ended September 30 and $0.02 for the nine months ended September 30, 2006. The adoption of FAS 123R and application to accounting for our Restricted Share Units (RSUs) and Deferred Share Units (DSUs) did not have any significant impact on our financial statements. See note 19 for further information.
FAS 151, Inventory Costs
FAS 151 specifies the general principles applicable to the pricing and allocation of certain costs to inventory. FAS 151 is the result of a broader effort by the Financial Accounting Standards Board (FASB) to improve the comparability of cross-border financial reporting by working with the International Accounting Standards Board (IASB) toward development of a single set of high-quality accounting standards. As part of that effort, the FASB and the IASB identified opportunities to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. The accounting for inventory costs, in particular, abnormal amounts of idle facility expense, freight, handling costs, and spoilage, is one such narrow difference that the FASB decided to address by issuing FAS 151. As historically worded in ARB 43, Chapter 4, the term “abnormal” was not defined and its application could lead to unnecessary noncomparability of financial reporting. FAS 151 eliminates that term. Under FAS 151, abnormal amounts of idle facility expense, freight, handling costs and wasted materials are recognized as current period charges rather than capitalized to inventory. FAS 151 also requires that the allocation of

BARRICK THIRD QUARTER 2006	37	NOTES TO FINANCIAL STATEMENTS

fixed production overhead to the cost of inventory be based on the normal capacity of production facilities. FAS 151 is applicable prospectively from January 1, 2006 and we have modified our inventory accounting policy consistent with its requirements. Under our modified accounting policy for inventory, production-type costs that are abnormal are excluded from inventory and charged directly to cost of sales. Interruptions to normal activity levels at a mine could occur for a variety of reasons including seasonal shutdowns for statutory holidays, equipment failures and major maintenance activities, strikes, power supply interruptions and adverse weather conditions. When such interruptions occur we evaluate the impact on the cost of inventory produced in the period, and to the extent the actual cost exceeds the cost based on normal capacity we expense any excess directly to cost of sales. The adoption of FAS 151 did not have any significant effect on our financial statements for the three months and nine months ended September 30, 2006.
D Accounting Developments
FASB Interpretation No. 48 – Accounting for Uncertainty in Tax Positions
In June 2006, the FASB issued FIN No. 48 – Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. The interpretation has been developed because of diversity in practice for accounting for uncertain tax positions. Some entities record tax benefits for uncertain tax positions as they are filed on the income tax return, while others use either gain contingency accounting or a probability threshold.
Under the interpretation, an entity should presume that a taxing authority will examine all tax positions with full knowledge of all relevant information. Therefore, when evaluating a tax position for recognition and measurement, consideration of the risk of examination is not appropriate. In applying the provisions of the interpretation, there will be distinct recognition and measurement evaluations. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not, based solely on the technical merits, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the appropriate amount of the benefit to recognize. The amount of benefit to recognize will be measured as the maximum amount which is more likely than not to be realized. The tax position should be derecognized in the first period when it is no longer more likely than not of being sustained. On subsequent recognition and measurement the maximum amount which is more likely than not to be recognized at each reporting date will represent management’s best estimate given the information available at the reporting date, even though the outcome of the tax position is not absolute or final. Subsequent recognition, derecognition, and measurement should be based on new information. A liability for interest or penalties or both will be recognized as deemed to be incurred based on the provisions of the tax law, that is, the period for which the taxing authority will begin assessing the interest or penalties or both. The amount of interest expense recognized will be based on the difference between the amount recognized in accordance with this interpretation and the benefit recognized in the tax return. Under this interpretation, an entity must disclose its policy on the classification of interest and penalties and also disclose a reconciliation of the total amounts of unrecognized tax benefits at the beginning to the end of each period. On transition, the change in net assets due to applying the provisions of the final interpretation will be considered a change in accounting principle with the cumulative effect of the change treated as an offsetting adjustment to the opening balance of retained earnings in the period of transition. The interpretation is effective by the beginning of the first annual period beginning after December 15, 2006. We are presently evaluating the impact of this interpretation on our financial statements.
FASB Statement No. 157, Fair Value Measurements
In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements (FAS 157) that provides enhanced guidance for using fair value to measure assets and liabilities. FAS 157 is meant to remedy the diversity and inconsistency within generally accepted accounting principles in measuring fair value, especially for items that are not actively traded. FAS 157 also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. FAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS 157 does not expand the use of fair value in any new circumstances.
In FAS 157, the FASB clarified that:
•	The exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the

BARRICK THIRD QUARTER 2006	38	NOTES TO FINANCIAL STATEMENTS

definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price).

•	Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participants assumptions in fair value, FAS 157 establishes a fair value hierarchy that distinguishes between 1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and 2) the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs).

•	Market participant assumptions include assumptions about risk, for example, the risk inherent in a particular valuation technique used to measure fair value (such as a pricing model) and/or the risk inherent the inputs to the valuation technique. A fair value measurement should include an adjustment for risk if market participants would include one in pricing the related asset or liability, even if the adjustment is difficult to determine.

•	Market participant assumptions also include assumptions about the effect of a restriction on the sale or use of an asset. A fair value measurement for a restricted asset should consider the effect of the restriction if market participants would consider the effect of the restriction in pricing the asset.

•	Fair value measurement for a liability reflects its nonperformance risk (the risk that the obligation will not be fulfilled).
FAS 157 expands disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. The disclosures focus on the inputs used to measure fair value and for recurring fair value measurements using significant unobservable inputs, the effect of measurement on earnings (or changes in net assets) for the period. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. We are currently assessing the impact on our financial statements.
FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans
In September 2006, the FASB issued FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (FAS 158) that will require employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree healthcare and other postretirement plans in their financial statements. FAS 158 was developed to respond to concerns that past accounting standards needed to be revisited to improve the transparency and usefulness of the information reported about them. Under past accounting standards, the funded status of an employer’s postretirement benefit plan (i.e., the difference between the plan assets and obligations) was not always completely reported in the balance sheet. Employers reported an asset or liability that almost always differed from the plan’s funded status because previous accounting standards allowed employers to delay recognition of certain changes in plan assets and obligations that affected the costs of providing such benefits. Past standards only required an employer to disclose the complete funded status of its plans in the notes to the financial statements.
FAS 158 requires an employer to:
•	Recognize the funded status of a benefit plan – measured as the difference between plan assets at fair value (with limited exceptions) and the benefit obligation – in its balance sheet. For a pension plan, the benefit obligations is the projected benefit obligation; for any other postretirement benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated postretirement benefit obligation.

•	Recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to FASB Statement No. 87, Employers’ Accounting for Pensions, or No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. Amounts recognized in accumulated other comprehensive income, including the gains or losses, prior service costs or credits, and the transition asset or obligation remaining from the initial application of Statements 87 and 106, are adjusted as they are subsequently recognized as components of net periodic cost pursuant to the recognition and amortization provisions of those Statements.

•	Measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end balance sheet (with limited exceptions).

•	Disclose in the notes to financial statements additional information about certain effects of net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior

BARRICK THIRD QUARTER 2006	39	NOTES TO FINANCIAL STATEMENTS

service costs or credits, and transition asset or obligation.
FAS 158 applies to plan sponsors that are public and private companies and nongovernmental not-for-profit organizations. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the first fiscal year ending after December 15, 2006, for entities with public traded securities. The requirement to measure the plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. We will adopt the provisions of FAS 158 effective December 31, 2006, as required, and we are currently evaluating the impact on our financial statements.
FSP No. AUG AIR – 1 – Accounting for Planned Major Maintenance Activities (“FSP Air-1”)
In September 2006, the FASB issued FSP Air-1 which amends guidance from the AICPA Industry Audit Guide, Audits of Airlines with respect to planned major maintenance activities and makes this guidance applicable to entities in all industries. FSP Air-1 permits the following three alternative methods of accounting for planned major maintenance activities:
1)	Direct expensing method — Recognize the cost of overhauls as expenses as they are incurred.

2)	Built-in overhaul method — The built-in overhaul method is based on segregation of plant and equipment costs into those that should be depreciated over the useful life of the asset and those that require overhaul at periodic intervals. Thus, the estimated cost of the overhaul component included in the purchase price is set up separately from the cost of the asset and is amortized to the date of the initial overhaul. The cost of the initial overhaul is then capitalized and amortized to the next overhaul, at which time the process is repeated.

3)	Deferral method -The actual cost of each overhaul is capitalized and amortized to the next overhaul.
FSP Air-1 is effective for the first fiscal year beginning after December 15, 2006. The provisions must be applied retrospectively unless it is impracticable to do so. We expect to apply the provisions of FSP Air-1 effective January 1, 2007 and we are currently evaluating the three alternative methods of accounting for planned major maintenance.
SEC Staff Accounting Bulletin No. 108 – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements
In September 2006, the SEC issued SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB 108 addresses the multiple methods used to quantify financial statement misstatements and evaluate the accumulation of misstatements on the balance sheet. SAB 108 requires registrants to evaluate prior period misstatements using both a balance sheet approach (“iron curtain method”) and an income statement approach (“rollover method”) and evaluate whether either approach results in a misstatement, that when all relevant factors are considered, is material. SAB 108 is effective for interim and annual periods ending after November 15, 2006. SAB 108 allows a one-time transitional cumulative effect adjustment to retained earnings as of January 1, 2006 for errors that were previously deemed not material, but would be material under the requirements of SAB 108. We are currently evaluating the impact of adopting SAB 108 on our financial statements.
E Changes in Estimates
Gold Mineral Reserves
Effective December 31, 2005, we updated our estimates of proven and probable gold mineral reserves at each mineral property. Following the update of these estimates, we prospectively revised calculations of amortization of property, plant and equipment. The effect of the change in reserve estimates on amortization of property, plant and equipment for the three months ended September 30, 2006, was a decrease in this expense by $22 million, and for the nine months ended September 30, 2006, a decrease in this expense of $27 million.
Asset Retirement Obligations
During third quarter 2006 we recorded a change in estimate in the ARO at our Nickel Plate property (see note 16).
3 BUSINESS COMBINATIONS AND DISPOSALS
A Acquisition of Placer Dome Inc. (“Placer Dome”)
Placer Dome Offer and Acceptance
In first quarter 2006 we acquired 100% of the outstanding common shares of Placer Dome. Placer Dome was one of the world’s largest gold mining companies. It had 12 mining operations based in North America, South America, Africa and Australia/Papua New Guinea, as well as four projects that are in various stages of exploration/development. Its most significant mines were Cortez in the United States, Zaldívar in Chile,

BARRICK THIRD QUARTER 2006	40	NOTES TO FINANCIAL STATEMENTS

Porgera in Papua New Guinea, North Mara in Tanzania and South Deep in South Africa. The most significant projects are Cortez Hills and Donlin Creek in the United States, and Pueblo Viejo in the Dominican Republic. We believe that the business combination between ourselves and Placer Dome is a unique opportunity to create a Canadian-based leader in the global gold mining industry, and strengthens our position, including in respect of reserves, production, growth opportunities, and balance sheet strength.
Accounting for the Placer Dome Acquisition
The Placer Dome acquisition has been accounted for as a purchase business combination, with Barrick as the accounting acquirer. We acquired Placer Dome on January 20, 2006, with the results of operations of Placer Dome consolidated from January 20, 2006 onwards. The purchase cost was $10 billion and was funded through a combination of common shares issued, the drawdown of a $1 billion credit facility, and cash resources.

Value of 322.8 million Barrick common shares issued at $27.14 per share	$8,761
Value of 2.7 million fully vested stock options	22
Cash	1,239
Transaction costs	32

$10,054

The measurement of the $27.14 common share component of the purchase consideration represents the average closing price on the New York Stock Exchange for the two days prior to and two days after the public announcement of our final offer for Placer Dome.
In accordance with the purchase method of accounting, the purchase cost will be allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. We intend to determine the final estimated fair values based on independent appraisals, discounted cash flows, quoted market prices, and estimates made by management. Any excess of purchase cost over the net identifiable tangible and intangible assets acquired will represent goodwill that will be allocated to reporting units.
The following table sets forth a preliminary allocation of the purchase cost to assets and liabilities acquired, based on preliminary estimates of fair value. Our work on final valuation estimates for individual acquired assets and liabilities is furthest advanced in respect of inventories, derivatives and long-term debt. Valuations of property, plant and equipment, intangible assets, contingencies, deferred income tax assets/liabilities, and asset retirement obligations are less advanced due to the inherent complexity associated with the valuations. The purchase price allocation is preliminary and subject to adjustment over the course of 2006 on completion of the valuation process and analysis of resulting tax effects. In third quarter 2006, we made certain adjustments to the preliminary purchase price allocation as we move towards finalization in fourth quarter 2006. These balances are subject to further adjustments over the course of 2006.
Preliminary Purchase Price Allocation

Cash	$1,107
Inventories	457
Other current assets	256
Property, plant and equipment	3,520
Assets of discontinued operations[1]	1,744
Other assets	285
Goodwill	7,711

Total assets	15,080

Current liabilities	681
Liabilities of discontinued operations[1]	107
Derivative instrument liabilities	1,729
Long-term debt	1,252
Other long-term obligations	744

Total liabilities	4,513

Non-controlling interest	513

Net assets acquired	$10,054

[1]	Includes operations that were sold to Goldcorp.
At acquisition we recorded restructuring liabilities totaling $48 million that primarily relate to employee severance at Placer Dome offices that are being closed. In third quarter 2006 amounts totaling $6 million were paid, with $3 million outstanding at September 30, 2006. We expect to pay all the outstanding amounts by second quarter 2007.
Goodwill
We allocate goodwill arising from business combinations to reporting units acquired by preparing estimates of the fair value of the entire reporting unit and comparing this amount to the fair value of assets and liabilities (including intangibles) in the reporting unit. The difference represents the amount of goodwill allocated to each reporting unit. Upon finalization of the purchase price allocation we will calculate the amount of goodwill arising on the Placer Dome acquisition, identify the reporting units and allocate goodwill to those reporting units.
We will test goodwill for impairment annually in the fourth quarter of our fiscal year. This impairment assessment will involve estimating the fair value of each

BARRICK THIRD QUARTER 2006	41	NOTES TO FINANCIAL STATEMENTS

reporting unit that includes goodwill. We will compare this fair value to the total carrying amount of each reporting unit (including goodwill). If the fair value exceeds this carrying amount, then we will estimate the fair values of all identifiable assets and liabilities in the reporting unit, and compare this net fair value of assets less liabilities to the estimated fair value of the entire reporting unit. The difference will represent the fair value of goodwill, and if necessary, we will reduce the carrying amount of goodwill to this fair value.
Pro Forma Consolidated Statement of Income

	For the three month period ended September 30, 2005

					Pro forma
					consolidated	Pro forma
					Barrick before	adjustments for
			Pro forma		sale of	sale of		Pro forma
	As reported		purchase		operations to	operations to		consolidated
($ millions of US dollars, except per share data in dollars)	Barrick	Placer Dome	adjustments[1]		Goldcorp	Goldcorp[2]		Barrick

Sales	$627	$488			$1,115	$(59)	(d)	$1,056

Costs and expenses
Cost of sales[3]	310	317	—		627	(44)	(d)	583
Amortization	111	62	—		173	(8)	(d)	165
Corporate administration	17	16	—		33	—		33
Exploration	20	24	—		44	(8)	(d)	36
Project development expense	7	22	—		29	(1)	(d)	28
Other operating expenses	10	4	—		14	—		14

	475	445	—		920	(61)		859

Other income (expense)
Interest income	9	11	—	(a)	20	—		20
Interest expense	—	(23)	(13)	(b)	(36)	13	(b)	(23)
Other	(11)	(11)	—		(22)	—		(22)

	(2)	(23)	(13)		(38)	13		(25)

Income before income taxes and other items	150	20	(13)		157	15		172
Income tax expense	(36)	16	4	(c)	(16)	(3)	(e)	(19)
Non-controlling interests	—	—	—		—	—		—
Equity in investees	(1)	(2)	—		(3)	2	(d)	(1)

Net income (loss)	$113	$34	$(9)		$138	$14		$152

Earnings per share data:
Net income (loss)
Basic and diluted	$0.21	$0.08						$0.18

[1]	Adjustments to reflect certain estimated effects of purchase accounting.

[2]	Adjustments to reflect the estimated effects of the sale of operations to Goldcorp.

[3]	Exclusive of amortization.

BARRICK THIRD QUARTER 2006	42	NOTES TO FINANCIAL STATEMENTS

Pro Forma Consolidated Statement of Income

	For the nine month period ended September 30, 2005

				Pro forma
				consolidated	Pro forma
				Barrick before	adjustments for
			Pro forma	sale of	sale of		Pro forma
	As reported		purchase	operations to	operations to		consolidated
($ millions of US dollars, except per share data in dollars)	Barrick	Placer Dome	adjustments[1]	Goldcorp	Goldcorp[2]		Barrick

Sales	$1,574	$1,439		$3,013	$(189)	(d)	$2,824

Costs and expenses
Cost of sales[3]	847	953		1,800	(133)	(d)	1,667
Amortization	298	195		493	(26)	(d)	467
Corporate administration	53	48	—	101			101
Exploration	73	65	—	138	(21)	(d)	117
Project development expense	22	56		78	(3)	(d)	75
Other operating expenses	26	4	—	30			30

	1,319	1,321	—	2,640	(183)		2,457

Other income (expense)
Interest income	28	46	3 (a)	77			77
Interest expense	(1)	(69)	(34) (b)	(104)	34	(b)	(70)
Other	(1)	(19)		(20)			(20)

	26	(42)	(31)	(47)	34		(13)

Income before income taxes and other items	281	76	(31)	326	28		354
Income tax expense	(60)	(9)	12 (c)	(57)	(15)	(e)	(72)
Non-controlling interests	1	1	—	2			2
Equity in investees	(2)	4		2	(4)	(d)	(2)

Income before cumulative effect of changes in accounting principle	220	72	(19)	273	9		282
Cumulative effect of changes in accounting principle, net of tax	6	(14)	14	6			6

Net income	$226	$58	$(5)	$279	$9		$288

Earnings per share data:
Net income
Basic	$0.41	$0.13					$0.33
Diluted	$0.42	$0.13					$0.33

[1]	Adjustments to reflect certain estimated effects of purchase accounting.

[2]	Adjustments to reflect the estimated effects of the sale of operations to Goldcorp.

[3]	Exclusive of amortization.
Basis of Presentation
This pro forma consolidated financial statement information has been prepared by us for illustrative purposes only to show the effect of the acquisition of 100% of Placer Dome by Barrick in the results for the three month period ended September 30, 2005 and the nine month period ended September 30, 2005 had the acquisition taken place on January 1, 2005. Pro forma adjustments for the assumed effect of the sale of operations to Goldcorp on the results of operations of Barrick have been reflected in this pro forma consolidated financial statement information. Pro forma information for the nine months ended September 30, 2006 has not been presented because the inclusion of results for the period from January 1, 2006 to January 20, 2006 would not significantly impact the actual results for the period as reported.
The pro forma consolidated financial statement information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon finalization of the purchase price allocation and sale of discontinued operations will likely differ from those recorded in this pro forma consolidated financial statement information. Any potential synergies that may be realized and integration costs that may be incurred have been excluded from the pro forma financial statement information, including Placer Dome transaction costs and amounts payable under change of control agreements to certain members of management that are estimated at a combined total of $93 million. The information prepared is only a summary.

BARRICK THIRD QUARTER 2006	43	NOTES TO FINANCIAL STATEMENTS

Pro Forma Assumptions and Adjustments
The pro forma consolidated statement of income for the three months ended September 30, 2005 and nine months ended September 30, 2005 has been prepared from the statements of income for each of Barrick and Placer Dome for the period after giving pro forma effect to the acquisition of Placer Dome by Barrick and subsequent sale of discontinued operations as if both transactions had occurred on January 1, 2005.
The pro forma consolidated statement of income reflects the following adjustments.
(a)	An increase in interest income of $nil million for the three months ended September 30, 2005 and of $3 million for the nine months ended September 30, 2005 to reflect interest income earned on the cash proceeds generated by the assumed exercise of Placer Dome stock options.

(b)	An increase in interest expense of $13 million for the three months ended September 30, 2005 and of $34 million for the nine months ended September 30, 2005 to reflect the interest costs (net of amounts that would have been capitalized to Barrick development projects) relating to the cash component of the Offer that has been financed through temporary credit facilities. A decrease in interest expense of $13 million for the three months ended September 30, 2005 and of $34 million for the nine months ended September 30, 2005 to reflect the assumed avoidance of interest on the temporary financing for the cash component of the Offer assuming the repayment of such financing from the receipt of cash proceeds from the sale of discontinued operations.

(c)	A credit to tax expense of $4 million for the three months ended September 30, 2005 and of $12 million for the nine months ended September 30, 2005 to reflect the tax effect of the pro forma purchase adjustments in (a) and (b).

(d)	Adjustments to de-recognize the revenues and expenses for the three months ended September 30, 2005 and the nine months ended September 30, 2005 relating to the discontinued operations.

(e)	Adjustments to de-recognize income tax expense for the discontinued operations for the three months ended September 30, 2005 and the nine months ended September 30, 2005 and to record the tax effect of other pro forma adjustments relating to the sale of discontinued operations.
Pro Forma Earnings Per Share

	Three	Nine
	months	months
	ended	ended
	September	September
(millions of shares or US dollars, except per share data in dollars)	30, 2005	30, 2005

Actual weighted average number of Barrick common shares outstanding	536	535
Barrick common shares issued to Placer Dome shareholders	323	323

Pro forma weighted average number of Barrick common shares outstanding	859	858

Pro forma net income	152	288

Pro forma earnings per share – basic	0.18	0.33

Pro forma weighted average number of Barrick common shares outstanding	859	858
Dilutive effect of stock options	3	1

Pro forma weighted average number of Barrick common shares outstanding – diluted	862	859

Pro forma earnings per share – diluted	0.18	0.33

B Discontinued Operations
South Deep
Gold Fields Limited (“Gold Fields”) has agreed, subject to certain conditions including the receipt of South African regulatory approvals, to acquire our 50% interest in the South Deep mine in South Africa. Gold Fields will be responsible for all liabilities relating solely to the Assets of Discontinued Operations, including employment commitments and environmental, closure and reclamation liabilities (collectively, the ‘‘Liabilities of Discontinued Operations’’). The consideration, which is subject to certain adjustments on closing that are defined in the sale agreement totals $1.525 billion, of which $1.2 billion will be paid in cash and the balance of $325 million in Gold Fields shares (the number of shares will be based on the average ADR (American depository receipt) trading price on the New York Stock Exchange for the five trading days immediately preceding the closing of the transaction). Western Areas Limited, Barrick’s joint venture partner at South Deep, has determined not to exercise its preemptive rights to acquire our 50% interest. We presently expect that the closing will occur in first quarter 2007.
The Assets and Liabilities of discontinued operations presented in the balance sheet at September 30, 2006 are based on the preliminary purchase price allocation and do not include an allocation of goodwill to South Deep. The amount of any gain or loss that will be recorded on closing will reflect the final purchase price allocation, including any allocation of goodwill on disposal, compared to the sale proceeds.

BARRICK THIRD QUARTER 2006	44	NOTES TO FINANCIAL STATEMENTS

The results of the operations of South Deep are presented under “discontinued operations” in the income statement and cash flow statement. We have revised our comparative presentation of amounts for the six months ended June 30, 2006 to conform with this discontinued operations presentation. Results for South Deep were previously recorded as part of the Africa operating segment. As required by accounting rules applicable to discontinued operations, amortization of property, plant and equipment at South Deep ceased on September 1, 2006, and we began allocating a portion of our consolidated interest expense to these discontinued operations.
In second quarter 2006, a loaded skip and 6.7 kilometers of rope fell 1.6 kilometers down the South Deep mine’s Twin Shaft complex during routine maintenance, causing extensive damage but no injuries. Repair costs for assets that were damaged are being expensed as incurred. We are insured for property damage and a portion of business interruption losses. Insurance recoveries of $16 million had been earned and were recorded at September 30, 2006 (based on our 50% interest in South Deep).
Operations Sold to Goldcorp
In second quarter 2006, Goldcorp Inc. (“Goldcorp”) acquired from us all of Placer Dome’s Canadian properties and operations (other than Placer Dome’s office in Vancouver), including all mining, reclamation and exploration properties, Placer Dome’s interest in the La Coipa mine in Chile, 40% of Placer Dome’s interest in the Pueblo Viejo project in the Dominican Republic, certain related assets and, our share in Agua de la Falda S.A., which included our interest in the Jeronimo project (collectively, the ‘‘Operations sold to Goldcorp’’). Goldcorp was responsible for all liabilities relating solely to these properties and operations, including employment commitments and environmental, closure and reclamation liabilities (collectively, the ‘‘Liabilities of Discontinued Operations’’).
The sales proceeds for the Operations sold to Goldcorp were $1,641 million. The aggregate net amount of assets and liabilities of discontinued operations were recorded in the purchase price allocation at $1,641 million based on the sales agreement with Goldcorp that was in place at the time we acquired Placer Dome. The results of the operations sold to Goldcorp were consolidated until closing, and presented under “discontinued operations” in the income statement and cash flow statement. Interest of $21 million in the period until closing was allocated to the results from the operations sold to Goldcorp. No gain or loss arose on closing.
Results of Discontinued Operations

	Three month period ended	Nine month period ended
	September 30, 2006	September 30, 2006

Gold sales
South Deep	$40	$135
Operations sold to Goldcorp	—	83

	$40	$218

Income (loss) before tax
South Deep[1]	11	12
Operations sold to Goldcorp	—	(1)

	$11	$11

[1]	Amounts are disclosed net of non-controlling interest of $22 million for the three months ended September 30, 2006 and $22 million for the nine months ended September 30, 2006.
C Investment in Atacama Copper Pty Limited (“Atacama”)
In September 2006, in connection with the previously announced agreement with Antofagasta plc (“Antofagasta”) to acquire 50% of Tethyan Copper Company’s (“Tethyan”) Reko Diq project and associated mineral interests, we acquired a 50% interest in Atacama Copper Pty Limited (“Atacama”), a company incorporated under the laws of Australia. We paid cash of $93 million for 50% of the issued and outstanding share capital. We have committed to fund approximately $30 million, for our 50% share of the costs to terminate BHP Billiton’s interest in certain Tethyan mineral interests.
We determined that Atacama is a variable interest entity and consequently we have used the principles of FIN 46-R to determine how to account for our ownership interest. We concluded that neither ourselves nor Antofagasta are a primary beneficiary and consequently we evaluated whether either ourselves or Antofagasta have the right to control Atacama under the joint venture agreement. We determined that we share joint control with Antofagasta, so because Atacama is a corporate joint venture we use the equity method of accounting for our investment in Atacama. Our maximum exposure to loss in this entity is limited to our investment in Atacama, which totaled $93 million as of September 30, 2006, and amounts we are committed to fund Atacama’s interim exploration program and amounts to acquire a claw-back right from BHP Billiton of $30 million. The cost of our investment in Atacama at acquisition approximated the underlying fair value of tangible and intangible net assets.
D Proposed Acquisition of NovaGold Resources Inc.
On July 24, 2006 we announced our intention to make an all-cash offer of $14.50 per share for all the outstanding shares of NovaGold. On August 4, 2006, we

BARRICK THIRD QUARTER 2006	45	NOTES TO FINANCIAL STATEMENTS

commenced our formal offer to acquire all the outstanding shares of NovaGold. In the formal offer to acquire NovaGold’s outstanding common shares, we set out our acceptance condition at 50.1% of NovaGold’s shares on a fully diluted basis. In October 2006, we increased our all-cash offer to acquire the outstanding common shares of NovaGold to $16.00 per share and extended the offer to November 7, 2006. The proposed transaction is now valued at approximately $1.7 billion on a fully diluted basis. The acquisition of NovaGold would enable us to consolidate our interest in the Donlin Creek project in Alaska, United States of America and acquire a 100% interest in the Galore Creek project in British Columbia, Canada. NovaGold’s other assets at May 31, 2006 mainly included cash of $184 million; and investments with a market value of about $66 million.
E Acquisition of Pioneer Metals Inc. (“Pioneer”)
In third quarter 2006, we acquired control of Pioneer with the acquisition of 58 million shares, representing approximately 89% of the outstanding shares of Pioneer. We have since increased our ownership interest in Pioneer to approximately 58.6 million shares, or 90%. Total consideration paid as of September 30, 2006 is approximately $52 million. Our offer for Pioneer has been extended to November 9, 2006. Pioneer has a portfolio of exploration properties and interests, including the Grace property which is adjacent to NovaGold’s Galore Creek project. We determined that this transaction represents a purchase of assets, and we are in the process of allocating the purchase price to the assets acquired.
F Subsequent Events
In October 2006, we approved a formal plan of disposition for our Paddington operations in Australia and we are currently in negotiations with certain interested parties. The Paddington operations, which forms part of our Kanowna mine acquired in the acquisition of Placer Dome, consists of the Paddington mill and certain tenements in the region near the mill. On November 1, 2006, we entered into an agreement with Highland whereby we would transfer ownership of certain companies holding Russian and Kyrgyz licenses in return for additional Highland shares. In effect, we will be contributing our 50% interest in the Taseevskoye deposit, as well as other exploration properties in Russia and Central Asia, to Highland, thereby consolidating ownership of these properties under one company. In exchange, Highland will issue to us approximately 34.5 million shares from treasury, which will increase our ownership in Highland to approximately 34%. As part of the transaction, we will second several of our employees to Highland, and will receive two additional Board seats. Completion of the transaction is subject to regulatory approval and approval by Highland shareholders. The Fedorova PGM deposit is not included in this transaction.
4 > SEGMENT INFORMATION
In 2004, we adopted a regional business unit approach to the management of our mining operations. Our operations were organized geographically in the following regions: North America, South America, Australia/Africa, and Russia/Central Asia. Notwithstanding this management structure we reported information on a mine by mine basis to the chief operating decision maker, and therefore concluded that our operating segments represented individual mines and development projects. In 2006, upon completion of the Placer Dome acquisition and integration of the acquired Placer Dome mining operations, we created a separate Africa business unit distinct from Australia and added the Porgera Mine in Papua New Guinea to the Australia business unit, at the same time renaming it Australia Pacific. We revised the format of information provided to the chief operating decision maker to be consistent with our regional business unit structure, distinguishing between gold and copper mining operations. In first quarter 2006, we revised our operating segment disclosure to be consistent with the internal management structure and reporting format changes, with restatement of comparative information to conform to the current period presentation.

BARRICK THIRD QUARTER 2006	46	NOTES TO FINANCIAL STATEMENTS

Income Statement Information

	Sales		Segment expenses		Segment income (loss)
For the three month period ended September 30	2006	2005	2006	2005	2006	2005

Gold
North America	$432	$315	$256	$165	$120	$98
South America	343	156	74	45	243	85
Australia Pacific	399	94	248	54	96	28
Africa	132	62	62	46	46	—
Russia/Central Asia	—	—	—	—	—	—
Copper
South America	275	—	63	—	201	—
Australia Pacific	51	—	26	—	22	—

Segment total	$1,632	$627	$729	$310	$728	$211

	Sales		Segment expenses		Segment income (loss)
For the nine month period ended September 30	2006	2005	2006	2005	2006	2005

Gold
North America	$1,419	$864	$768	$493	$473	$216
South America	795	288	225	85	480	143
Australia Pacific	970	289	566	166	284	90
Africa	311	133	169	103	80	(6)
Russia/Central Asia	—	—	—	—	—	—
Copper
South America	718	—	204	—	486
Australia Pacific	134	—	80	—	46	—

Segment total	$4,347	$1,574	$2,012	$847	$1,849	$443

Reconciliation of Segment Income

	Three month period ended		Nine month period ended
	September 30		September 30
	2006	2005	2006	2005

Segment income	$728	$211	$1,849	$443
Amortization of corporate assets	(11)	(5)	(26)	(14)
Exploration	(50)	(20)	(127)	(73)
Project development expense	(33)	(7)	(80)	(22)
Corporate administration	(33)	(17)	(98)	(53)
Interest income	18	9	70	28
Interest expense	(39)	—	(94)	(1)
Other operating expenses	(28)	(10)	(64)	(26)
Other expense	(47)	(11)	(62)	(1)

Income from continuing operations before income taxes and other items	$505	$150	$1,368	$281

BARRICK THIRD QUARTER 2006	47	NOTES TO FINANCIAL STATEMENTS

Asset Information

	Amortization		Segment capital expenditures
For the three month period ended September 30	2006	2005	2006	2005

Gold
North America	$56	$52	$66	$81
South America	26	26	99	138
Australia Pacific	55	12	69	93
Africa	24	16	18	10
Russia/Central Asia	—	—	—	—
Copper
South America	11	—	3	—
Australia Pacific	3	—	—	—

Segment total	175	106	255	322
Other items not allocated to segments	11	5	6	1

Enterprise total	$186	$111	$261	$323

	Amortization		Segment capital expenditures
For the nine month period ended September 30	2006	2005	2006	2005

Gold
North America	$178	$155	$159	$160
South America	90	60	253	417
Australia Pacific	120	33	264	220
Africa	62	36	50	34
Russia/Central Asia	—	—	—	—
Copper
South America	28	—	14	—
Australia Pacific	8	—	—	—

Segment total	486	284	740	831
Other items not allocated to segments	26	14	10	4

Enterprise total	$512	$298	$750	$835

5 > REVENUE AND SALES CONTRACTS

	Three month period ended		Nine month period ended
	September 30		September 30
	2006	2005	2006	2005

Gold bullion sales[1]
Spot market sales	$1,264	$493	$3,292	$1,354
Gold sales contracts	—	97	72	135

	1,264	590	3,364	1,489
Concentrate sales	42	37	131	85

	$1,306	$627	$3,495	$1,574

Copper sales[1]
Copper cathode sales	$270	$—	$704	$—
Concentrate sales	56	—	148	—

	$326	$—	$852	$—

[1]	Revenues incorporate amounts transferred from OCI to earnings for commodity cash flow hedges (see note 15B).
In first quarter 2006 we acquired two copper mines through the Placer Dome acquisition. We sell copper under sales contracts entered into with customers. Under the terms of these copper sales contracts, copper prices are set on a specified future date based upon market commodity prices plus in some cases, price adjustments. Revenue is recognized on delivery when title and risk of loss pass to the customer, and collectability is reasonably assured. Revenue is measured using forward market prices on the expected

BARRICK THIRD QUARTER 2006	48	NOTES TO FINANCIAL STATEMENTS

date that final selling prices will be fixed. Variations occur between the price recorded on the date of revenue recognition and the actual final price under the terms of the contracts due to changes in market copper prices, which result in the existence of an embedded derivative in the accounts receivable. This embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue.
At September 30, 2006, we had fixed-price gold sales contracts allocated to our development projects for 9.5 million ounces of future gold production. The allocation of these contracts will help reduce gold price risk at our development projects and may help secure financing for construction. In addition to the project gold sales contracts, we had 2.5 million ounces of fixed-price corporate gold sales contracts. We also had a further 1.0 million ounces of floating-price gold sales contracts. The mark-to-market on these contracts (at September 30, 2006) was as follows:

Mark-to-Market Value[1]
As at September 30, 2006	($ millions)

Project Gold Sales Contracts	(2,935)
Corporate Gold Sales Contracts	(686)
Floating Spot Price Gold Sales Contracts	(186)

(3,807)

[1]	At spot gold price of $599 per ounce.
Floating spot price sales contracts were previously fixed–price forward sales contracts for which, in accordance with the terms of our master trading agreements, we have elected to receive floating spot gold and silver prices, adjusted by the difference between the spot price and the contract price at the time of such election. Floating prices were elected for these contracts so that we could economically regain spot gold price leverage under the terms of delivery into these contracts. Floating price mechanisms were elected for these contracts at a time when the then current market price was higher than the fixed-price in the contract, resulting in a mark–to–market on these contracts (at September 30, 2006) of negative $186 million, which equates to an average reduction to the future spot sales price of approximately $184 per ounce, when we deliver gold at spot prices against these contracts. At September 30, 2006, we held gold lease rate swaps, under which we receive a fixed gold lease rate, and pay a floating gold lease rate, on a notional 0.9 million ounces of gold spread from 2005 to 2013. The swaps are associated with fixed-price gold sales contracts with expected delivery dates beyond 2006. Lease rate swaps are classified as non-hedge derivatives (note 15B).
6 > COST OF SALES

	Three month period ended September 30				Nine month period ended September 30
	Gold		Copper		Gold		Copper
	2006	2005	2006	2005	2006	2005	2006	2005

Cost of goods sold[1]	$623	$321	$88	$—	$1,700	$894	$282	$—
By-product revenues[2]	(27)	(34)	—	—	(99)	(100)	(1)	—
Royalty expense[3]	40	17	1	—	108	43	3	—
Mining taxes	4	6	—	—	19	10	—	—

	$640	$310	$89	$—	$1,728	$847	$284	$—

[1]	Cost of goods sold includes accretion expense at producing mines of $7 million (2005 — $2 million) in the three months ended September 30, 2006 and $19 million (2005 — $8 million) in the nine months ended September 30, 2006. The cost of inventory sold in the period reflects all components capitalized to inventory, except that, for presentation purposes, the component of inventory cost relating to amortization of property, plant and equipment is classified in the income statement under “amortization”. Some companies present this amount under “cost of sales”. The amount presented in amortization rather than cost of sales was $175 million in the three months ended September 30, 2006 (2005 — $106 million), and $486 million (2005 — $284 million) in the nine months ended September 30, 2006.
[2]	We use silver sales contracts to sell a portion of silver produced as a by-product. Silver sales contracts have similar delivery terms and pricing mechanisms as gold sales contracts. At September 30, 2006, we had fixed-price commitments to deliver 11.5 million ounces of silver at an average price of $6.25 per ounce, and floating spot price sales contracts for 9.3 million ounces, over periods of up to 10 years. The mark-to-market on the silver sales contracts (at September 30, 2006) was negative $87 million.
[3]	Through the acquisition of Placer Dome we assumed various royalty obligations at the Placer Dome mines. All production at Cortez is subject to a 1.5% gross smelter return (“GSR”) royalty, with a further GSR royalty over the Pipeline/South Pipeline deposit (graduating from 0.4% to 5.0% based on the price of gold) and a net value royalty of 5% over a portion of the Pipeline/South Pipeline deposit. Production at the Porgera mine is subject to a 2% net smelter royalty payable to the National Government Department of Mining, which then distributes it to the Enga Provincial government, the Porgera District Authority, and local landowners. Production in Queensland and Western Australia is subject to a royalty ranging from 2.5% to 2.7% of gold revenues.

BARRICK THIRD QUARTER 2006	49	NOTES TO FINANCIAL STATEMENTS

7 > OTHER INCOME (EXPENSE)

	Three month period ended		Nine month period ended
	September 30		September 30
	2006	2005	2006	2005

Non-hedge derivative gains (losses) (note 15B)	$(9)	$(2)	$(5)	$7
Gains on sale of assets	2	4	8	5
Gain on Kabanga transaction	—	—	—	15
Environmental remediation costs[1]	(42)	(17)	(52)	(31)
Gains on sale of investments	7	—	6	9
Other than temporary impairment of investments	—	(3)	—	(3)
World Gold Council fees	(4)	(3)	(13)	(7)
Currency translation gains (losses)	(1)	11	(7)	6
Pension and other post-retirement benefit expense	(1)	(1)	(3)	(3)
Other income	1	—	4	1

	$(47)	$(11)	$(62)	$(1)

[1]	Includes costs at development projects and closed mines and changes in the expected costs of AROs at closed mines (see note 16).
In second quarter 2006, we completed the sale of our interest in the Cerro Casale project to a third party, consistent with the terms of an agreement that had been entered into by Placer Dome prior to the date we acquired Placer Dome. No gain or loss was recorded on closing.
Pension and Other Post-Retirement Benefit Expense1

	Three month period ended		Nine month period ended
	September 30		September 30
	2006	2005	2006	2005

Expected return on plan assets	$(6)	$(3)	$(17)	$(9)
Service cost on benefit obligation	1	—	4	—
Interest cost on benefit obligation	6	3	18	9
Actuarial losses	1	1	2	3

	$2	$1	$7	$3

[1]	For the three months ended September 30, 2006, $nil million of pension expense that relates to active employees at producing mines is included in cost of sales, and $1 million is included in Corporate administration (2005 — $nil). For the nine months ended September 30, 2006, $2 million of pension expense is included in cost of sales and $2 million is included in Corporate administration (2005 — $nil).
8 > INCOME TAX EXPENSE

	Three month period ended		Nine month period ended
	September 30		September 30
	2006	2005	2006	2005

Current	$105	$28	$300	$47
Deferred	15	8	13	13

	$120	$36	$313	$60
Reduction of deferred tax liability	—	—	(31)	—
Tax rate changes	—	—	13	—
Release of beginning of year valuation allowances	(13)	—	(13)	—

	$107	$36	$282	$60

Effective income tax rate, excluding tax rate changes, reduction of deferred tax liability, and release of beginning of year valuation allowances	24%	24%	23%	21%

Tax expense for interim periods is measured using an estimated annual effective rate. The primary reasons why our actual effective income tax rate differs from the 38% Canadian statutory rate are due to certain allowances and special deductions unique to extractive industries, and also because we operate in multiple tax

BARRICK THIRD QUARTER 2006	50	NOTES TO FINANCIAL STATEMENTS

jurisdictions that have different tax rates than the Canadian federal and provincial rates. We have performed a preliminary measurement of deferred tax assets and liabilities, as well as a preliminary assessment of tax contingencies and valuation allowances for the acquired Placer Dome operations. Upon finalization of the purchase price allocation we will complete the determination of tax assets and liabilities acquired, which could differ from the amounts recorded at September 30, 2006.
In first quarter 2006, an interpretative decision (ID) was issued by the Australia Tax Office that clarified the tax treatment of currency gains and losses on foreign currency denominated liabilities. Under certain conditions, for taxpayers who have made the functional currency election, and in respect of debt that existed at the time the election was made, the ID provided clarification that unrealized foreign exchange gains that currently exist on intercompany debt will not crystallize upon repayment of the debt. The effect of the ID was recorded as a $31 million reduction of deferred tax liabilities.
In second quarter 2006, a new federal rate change was enacted in Canada that lowered the applicable tax rate. The impact of this tax rate change was to reduce net deferred tax assets in Canada by $35 million that was recorded as a component of deferred income tax expense. Also in second quarter 2006, on change of tax status of a Canadian subsidiary we recorded a deferred income tax credit of $22 million, to reflect the impact on the measurement of deferred income tax assets and liabilities.
In third quarter 2006, we released $13 million of valuation allowances in the United States due to the estimated effect of higher market gold prices on the ability to utilize deferred tax assets.
9 > EARNINGS PER SHARE

	Three month period ended		Nine month period ended
	September 30		September 30
($ millions, except shares in millions and per share amounts in dollars)	2006	2005	2006	2005

Income from continuing operations	$394	$113	$1,077	$220
Plus: interest on convertible debentures	1	—	3	—
Plus: interest on preferred shares	1	—	2	—

Income available to common shareholders and after assumed conversions	$396	$113	$1,082	$220

Weighted average shares outstanding
Basic	864	536	835	535
Effect of dilutive securities
Stock options	4	3	4	2
Convertible debentures	9	—	9	—
Preferred shares	2	—	2	—

Diluted	879	539	850	537

Earnings per share – basic and diluted
Income from continuing operations
Basic	$0.46	$0.21	$1.29	$0.41
Diluted	$0.45	$0.21	$1.28	$0.41
Income before cumulative effect of change in accounting principle
Basic	$0.47	$0.21	$1.30	$0.41
Diluted	$0.46	$0.21	$1.29	$0.41
Net income
Basic	$0.47	$0.21	$1.30	$0.42
Diluted	$0.46	$0.21	$1.29	$0.42

BARRICK THIRD QUARTER 2006	51	NOTES TO FINANCIAL STATEMENTS

10 > OPERATING CASH FLOW – OTHER ITEMS

	Three month period ended		Nine month period ended
	September 30		September 30
	2006	2005	2006	2005

Adjustments for non-cash income statement items:
Net income from discontinued operations (note 3)	$(11)	$—	$(11)	$—
Currency translation (gains) losses (note 7)	1	(11)	7	(6)
Accretion expense (note 16)	8	6	25	16
Accounting changes (note 2C)	—	—	—	(6)
Amortization of fair value increment of long-term debt (note 15)	(2)	—	(8)	—
Deferred income taxes (note 8)	2	8	(18)	13
Stock option expense (note 2C)	7	—	20	—
Gains on sale of assets (note 7)	(2)	(4)	(8)	(5)
Gains on sale of investments (note 7)	(7)	—	(6)	(9)
Gain on Kabanga transaction (note 7)	—	—	—	(15)
Cash flow arising from changes in:
Accounts receivable	25	11	(17)	7
Goods and services taxes recoverable	(15)	(22)	(3)	(15)
Inventories	(78)	(20)	(182)	(94)
Accounts payable	72	58	8	88
Other assets and liabilities	104	(20)	233	(34)
Payments of reclamation costs (note 16)	(8)	(6)	(22)	(20)

Other net operating activities	$96	$—	$18	$(80)

Cash payments of income taxes	$(40)	$(20)	$(132)	$(49)

Details of interest paid in each period are included in note 15A.
11 > INVENTORIES

	Gold		Copper
	At Sept.30,	At Dec.31,	At Sept.30,	At Dec.31,
	2006	2005	2006	2005

Ore in stockpiles	$502	$360	$46	$—
Ore on leach pads	100	34	80	—
Work in process	92	47	1	—
Gold doré/bullion	70	32	—	—
Copper cathodes	—	—	67	—
Concentrate	42	47	—	—
Mine operating supplies	272	133	17	—

	1,078	653	211	—
Non-current ore in stockpiles[1]	(298)	(251)	(46)	—

	$780	$402	$165	$—

[1]	Ore that we do not expect to process in the next 12 months.
In first quarter 2006, we performed a preliminary assessment of the value of inventory acquired through the Placer Dome acquisition. We plan to complete this assessment later this year and there is some possibility that the amounts recorded in first quarter 2006 could change on finalization of the purchase price allocation.
12 > INVESTMENTS
A Available-for-sale Securities

	At Sept.30, 2006		At Dec.31, 2005
		Gains		Gains
	Fair	(losses)	Fair	(losses)
	value	in OCI	value	in OCI

Securities in an unrealized gain position
Benefit plans:[1]
Fixed-income securities	$4	$—	$4	$—
Equity securities	16	2	17	1
Other investments:
Equity securities	47	19	38	11
Restricted cash[2]	150	—	3	—

	$217	$21	$62	$12

Securities in an unrealized loss position
Strategic investments:
Equity securities,3	$17	$(6)	$—	$—

	$234	$15	$62	$12

[1] Under various benefit plans for certain former Homestake executives, a portfolio of marketable fixed-income and equity securities are held in a rabbi trust that is used to fund obligations under the plans.

[2] Includes $150 million of restricted cash relating to the demand financing facility.

[3] Strategic equity investments in an unrealized loss position comprise one investment in a junior gold mining company. In evaluating whether the impairment at September 30, 2006 was “other than temporary,” we took into consideration that the decline in fair value was relatively recent, our positive

BARRICK THIRD QUARTER 2006	52	NOTES TO FINANCIAL STATEMENTS

outlook for the price of gold, as well as a partial recovery in the fair value that occurred subsequent to September 30, 2006. We concluded that the impairment at September 30, 2006 was not “other than temporary.”
B Equity Method Investments

	At Sept.30, 2006			At Dec.31, 2005
	Fair		Carrying	Fair	Carrying
	value[1]		amount	value[1]	amount
Highland Gold Mining Ltd[2]	$103		$130	$134	$131
Diamondex Resources Limited[3]	5		7	6	7
Atacama Copper Pty Limited	n/a	[4]	93	—	—

			$230		$138

[1]	Based on the closing market stock price.

[2]	Our strategic equity investment in Highland Gold Mining Ltd (“Highland”) had a fair value below its carrying value at September 30, 2006 based on the closing stock price Highland at September 30, 2006. In evaluating whether the impairment at September 30, 2006 was “other than temporary,” we took into account the relatively recent timing of the decline in fair value below cost that occurred in third quarter 2006, the volatile nature of the value of the investment and trading range over the last 12 months, and our positive outlook for gold prices. We have concluded that the impairment at September 30, 2006 was not “other than temporary.”

[3]	Our strategic equity investment in Diamondex Resources Limited (“Diamondex”) had a fair value below its carrying value at September 30, 2006 based on the closing stock price of Diamondex at September 30, 2006. Diamondex is an exploration-focused company that has no producing mines. In evaluating whether the impairment at September 30, 2006 was “other than temporary,” we took into account the recent decline in fair value that took place in third quarter 2006, the prospective nature and value of its interests in mineral properties, and our outlook for the value of natural resource industry equities. We concluded that the impairment at September 30, 2006 was not “other than temporary.”

[4]	As Atacama Copper Pty Limited is not a publicly traded company, there is no readily determinable fair value.
13 > PROPERTY, PLANT AND EQUIPMENT
The following assets were not being amortized.

			Targeted
		Carrying	timing of
	Carrying amount	amount at	production
	at September 30,	December	start-up
	2006	31, 2005	2006

Development projects
Ruby Hill	59	35	2007
Pascua-Lama	428	340	2010
Cortez Hills[1]	40	—	2009
Buzwagi project	102	102	—
Other exploration projects[1]	244	—	—
Pioneer Metals mineral properties	58	—	—

Total	$931	$477

[1]	Through the Placer Dome acquisition we acquired interests in various development and exploration projects. Amounts recorded at September 30, 2006 are based on preliminary purchase price allocations, which are subject to change after valuations are finalized later in 2006.
In second quarter 2006, production began at our Cowal mine and we began amortizing mine property, plant and equipment.
Commitments
In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $132 million at September 30, 2006 for construction activities at our development projects. We also have a commitment under our offer to acquire NovaGold as described in note 3C.
Donlin Creek Mining Venture Agreement
Through the acquisition of Placer Dome, we acquired a 30% participating interest in the Donlin Creek Joint Venture. The Donlin Creek project is a large refractory gold deposit in Southwestern Alaska, under lease from two Alaska aboriginal corporations until 2015 and so long thereafter as mining operations are carried out at the Donlin Creek property. The Donlin Creek property is being explored and developed under a Mining Venture Agreement that is between NovaGold and certain of our wholly-owned subsidiaries entered into in November 2002. Under the terms of the agreement, we currently hold a 30% interest in the project with the right to increase that interest to 70% by satisfying the following conditions on or before November 12, 2007: (1) funding of $32 million of exploration and development expenditures on the project; (2) delivering a feasibility study to NovaGold; and (3) obtaining the approval of our Board of Directors to construct a mine on the property. At the end of March 2006, we had satisfied the funding condition. We are currently taking the steps necessary to complete the feasibility study.
14 > OTHER ASSETS

	At Sept.30,	At Dec.31,
	2006	2005

Derivative instruments	$167	$177
Deferred income tax assets	493	141
Other	238	199

	$898	$517

BARRICK THIRD QUARTER 2006	53	NOTES TO FINANCIAL STATEMENTS

15 > FINANCIAL INSTRUMENTS
A Debt Obligations

		Debt assumed in	Six months ended			Three months ended
	At Dec.31,	Placer Dome	June 30, 2006			September 30, 2006			At Sep.30,
	2005	acquisition	Proceeds	Repayments	Amortization[9]	Proceeds	Repayments	Amortization[9]	2006

Long-term debt

7.50% debentures[1]	$490	$—	$—	$—	$—	$—	$—	$—	$495
5.80% notes	397	—	—	—	—	—	—	—	397
4.87% notes	348	—	—	—	—	—	—	—	348
Veladero financing	237	—	3	—	—	—	—	—	240
Bulyanhulu financing	119	—	—	17	—	—	—	—	102
Variable-rate bonds	63	—	—	—	—	—	—	—	63
Capital leases	4	6	2	3	—	—	—	—	9
Peru lease facilities	93	—	—	7	—	2	1	—	87
Peruvian bonds	50	—	50	—	—	—	—	—	100
Bonds, unsecured[2]	—	759	—	—	2	—	—	1	756
8.50% series B Preferred Securities[3]	—	79	—	—	1	—	—	—	78
Medium-term notes[4]	—	108	—	—	1	—	—	—	107
2.75% senior convertible debentures[5]	—	300	—	—	2	—	—	1	297
First credit facility[6]	—	—	1,000	510	—	—	—	—	490

	1,801	1,252	1,055	537	6	2	1	2	3,569
Less: current portion	(80)	—	—	—	—	—	—	—	(681)

	1,721	1,252	1,055	537	6	2	1	2	2,888

Short-term debt
Demand financing facility[7]	—	150	—	—	—	—	—	—	150
Second credit facility[8]	—	300	37	337	—	—	—	—	—

	—	450	37	337	—	—	—	—	150

[1]	The 7 1/2 % debentures have a principal amount of $500 million and mature on May 1, 2007. The debentures have been designated in a fair value hedge relationship and consequently the carrying amount at September 30, 2006 represents the estimated fair value at that date.
[2]	At varying interest rates ranging from 6.37% to 7.75%, with an aggregate principal amount of $700 million. Maturities as follows: $100 million in 2007; $100 million in 2015; $200 million in 2033; $300 million in 2035.
[3]	The Series B Preferred securities have a principal amount of $77 million and mature in 2045. The Securities are redeemable, in whole or in part: on or after December 17, 2006 at the principal amount plus accrued and unpaid interest to the date of redemption (the “Maturity amount”); or before December 17, 2006, by paying the “Make Whole Amount”, which is the greater of the Maturity Amount and the present value of scheduled payments to December 17, 2006 plus the present value of the Maturity Amount at December 17, 2006, discounted to the redemption date at the treasury rate plus 0.5%, plus accrued and unpaid interest. The Maturity Amount, or Make-Whole Amount, will be paid in cash unless we elect to pay by delivering our common shares to the Trustee of the Securities, who will sell such shares and pay the cash proceeds to the holders. Based on the closing market share price on September 30, 2006 an election to settle the principal amount in common shares would result in the issuance of about 3.7 million common shares.
[4]	The notes have a principal amount of $96.0 million, with interest rates ranging from 6.64% to 8.05%. The notes mature at various times between 2009 and 2026.
[5]	The convertible debentures mature in 2023 and have a principal amount of $230 million. At any time prior to October 15, 2023, upon the occurrence of various conditions, holders of the Securities will have the right to convert each $1,000 principal amount into about 39.52 common shares, representing a conversion price of about $25.31 per common share. The conditions include, but are not limited to: If the closing price of our common shares exceeds 120% of the “Conversion Price” in effect for at least 20 trading days in the 30 consecutive trading days ended on the last trading day of the immediately preceding quarter; If for five consecutive trading days, during which each day the trading price per $1,000 principal amount of the Securities was less than 98% of the product of the closing price of the common shares and the then current “Conversion Rate” on the conversion date; and if the Securities have been called for redemption but only such Securities may be converted. We may redeem the Securities at any time on or after October 20, 2010 and prior to maturity, in whole or in part, at a prescribed redemption price that varies depending upon the date of redemption from 100.825% to 100% of the principal amount, plus accrued and unpaid interest. Holders of the Securities can require the repurchase of the Securities for 100% of their face value on October 15, 2013 and October 15, 2018. For accounting purposes the convertible debentures are classified as a “conventional convertible debenture” and the conversion feature has not been bifurcated from the host contract.
[6]	In early August 2006, we increased our $1 billion credit facility to $1.5 billion and $1.01 billion remained undrawn at September 30, 2006. The facility, which is unsecured, matures in 2011. In October 2006, we repaid the $490 million outstanding under the facility.
[7]	We have a demand financing facility that permits borrowings of up to $150 million. The facility requires cash to be placed on deposit with the lender in an amount equal to draw downs. The net effective interest rate is 0.4% per annum. At September 30, 2006, $150 million, had been drawn on the facility and an equal amount had been placed on deposit that is included in restricted cash on our balance sheet (see note 12).
[8]	During third quarter 2006, we terminated our second credit facility which consisted of unused bank lines of credit of $850 million with an international consortium of banks.
[9]	Amortization of the fair value increment of debt from Placer Dome acquisition.

BARRICK THIRD QUARTER 2006	54	NOTES TO FINANCIAL STATEMENTS

Interest

	Three month period ended September 30				Nine month period ended September 30
	2006		2005		2006		2005
	Interest	Effective	Interest	Effective	Interest	Effective	Interest	Effective
	cost	rate[1]	cost	rate[1]	cost	rate[1]	cost	rate[1]

7.50% debentures	13	9.9%	10	8.5%	$37	9.6%	$30	8.0%
5.80% notes	6	5.7%	7	6.8%	18	6.0%	18	6.1%
4.87% notes	4	4.8%	4	4.9%	13	4.8%	14	5.2%
Veladero financing	6	9.4%	5	8.4%	19	10.4%	14	7.8%
Bulyanhulu financing	1	5.7%	3	9.6%	4	5.8%	9	9.3%
Bonds, unsecured	10	5.5%	—	—	29	5.5%	—	—
8.50% series B Preferred Securities	1	2.9%	—	—	2	4.6%	—	—
Medium-term notes	1	5.0%	—	—	4	5.6%	—	—
2.75% senior convertible debentures	1	2.0%	—	—	4	2.0%	—	—
Variable-rate bonds	1	3.4%	—	—	2	3.6%	1	2.2%
Peruvian bonds	2	6.9%	1	5.3%	4	5.4%	1	3.3%
Peru lease facilities	2	7.2%	1	5.9%	4	6.6%	3	5.5%
Demand financing facility[2]	3	8.7%	—	—	9	8.8%	—	—
First credit facility	6	4.9%	—	—	26	5.3%	—	—
Second credit facility	—	—	—	—	6	5.1%	—	—
Other interest	1	—	1	—	2	—	2	—

	58		32		183		92
Less: interest allocated to discontinued operations	—		—		(21)		—
Less: interest capitalized	(19)		(32)		(68)		(91)

	39		—		94		1

Cash interest paid	22		7		126		61
Amortization of debt issue costs	3		2		9		5
Amortization of fair value premium	(2)		—		(8)		—
Losses on interest rate hedges	4		2		9		2
Increase in interest accruals	31		21		47		24

Interest cost	58		32		$183		$92

[1]	The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and the fair value premium and the impact of interest rate contracts designated in a hedging relationship with long–term debt.
[2]	We have a demand financing facility that permits borrowings of up to $150 million. The facility requires cash to be placed on deposit with the lender in an amount equal to draw downs. The net effective interest rate is 0.4% per annum.

BARRICK THIRD QUARTER 2006	55	NOTES TO FINANCIAL STATEMENTS

Debt Maturities (Principal Repayments)

	2006	2007	2008	2009	2010 and thereafter

7.50% debentures	$—	$500	$—	$—	$—
5.80% notes	—	—	—	—	400
4.87% notes	—	—	—	—	350
First credit facility	—	—	—	—	490
Veladero financing	29	55	45	50	61
Bulyanhulu financing	17	34	34	17	—
Bonds, unsecured	—	100	—	—	600
8.50% series B Preferred Securities	—	—	—	—	77
Medium-term notes	—	—	—	16	80
2.75% senior convertible debentures	—	—	—	—	230
Variable-rate bonds	—	–	–	–	63
Peruvian bonds	—	—	—	—	100
Demand financing facility	—	45	15	15	75

	$46	$734	$94	$98	$2,526

Minimum annual payments under capital leases	$8	$20	$16	$16	$30

Copper-Linked Notes
In October 2006, we issued $1,000 million of Copper-Linked Notes. During the first three years, the full $1,000 million obligation of these notes is to be repaid through the delivery of (the US dollar equivalent of) 324 million pounds of copper (2006 – 39 million pounds, 2007 – 128 million pounds, 2008 – 103 million pounds, 2009 – 53 million pounds). Coincident with the repayment of (the US dollar equivalent of) 324 million pounds of copper, we will reborrow $1,000 million. Over the next three years, the total amount outstanding under these notes will be $1,000 million, with a portion repayable in a copper-linked equivalent and a portion repayable in a fixed amount of US dollar at the maturity of the notes (2016 and 2036). After 2009, only the fixed US dollar obligation will remain. The accounting principles applicable to these Copper-Linked Notes require separate accounting for the future delivery of copper (a fixed-price forward sales contract that meets the definition of a derivative that must be separately accounted for) and for the underlying bond. The resulting copper derivative has been designated against future copper sales as a cash flow hedge of the variability in market prices on those future sales. Hedged items are identified as the first stated quantity of pounds of forecasted sales in a future month. Prospective hedge effectiveness is assessed using a dollar offset method. The prospective assessment involves comparing the effect of theoretical shifts in forward copper prices on the fair value of both the actual hedging derivative and a hypothetical derivative. The retrospective assessment involves comparing the effect of historic changes in copper prices each period on the fair value of both the actual and hypothetical derivative. The effective portion of changes in fair value of the copper contracts is recorded in OCI until the forecasted copper sale impacts earnings.
B Derivative Instruments (“Derivatives”)
Placer Dome Acquisition
Through the acquisition of Placer Dome in first quarter 2006 we acquired the following derivative positions:

	Notional	Fair value at
	amount	Jan. 20, 2006[1]

Gold sold forward contracts (millions of ounces)	7.0	$(1,544)
Gold bought forward contracts (millions of ounces)	0.3	14
Gold options (millions of ounces)	1.0	(188)
Silver contracts (millions of ounces)	6.5	(11)
A$ currency contracts (A$ millions)	133	22

[1]	Fair values on January 20, 2006 are preliminary and gains or losses recorded are subject to adjustment on finalization of valuations.
Gold sold forward contracts were designated as cash flow hedges at the date of acquisition. The Placer gold cash flow hedge position has since been eliminated. Approximately 6.2 million ounces of the acquired Placer Dome positions received hedge accounting treatment for the period from the date of acquisition to the date they were eliminated, and under which they had a designated date and price against specific future gold sales.

BARRICK THIRD QUARTER 2006	56	NOTES TO FINANCIAL STATEMENTS

Summary of Derivatives at September 30, 20061

	Notional Amount by Term to								Accounting Classification by						Fair
	Maturity								Notional Amount						value
	Within 1		2 to 5		Over 5				Cash flow		Fair value	Non-
	year		years		years		Total		hedge		hedge	Hedge

US dollar interest rate contracts
Receive-fixed swaps (millions)		$500		$50		$—		$550		$—	$500		$50		$(11)
Pay-fixed swaps (millions)		—		125		—		125		—	—		125		(11)

Net notional position		$500		$75		$—		$425		$—	$500		$75		$(22)

Currency contracts
C$:US$ contracts (C$ millions)	C$	300	C$	343	C$	—	C$	643	C$	638	—	A$	5	[2]	$67
A$:US$ contracts (A$ millions)	A$	739	A$	1,408	A$	—	A$	2,147	A$	2,095	—	A$	52		$71
ARS:US$ contracts (ARS millions)	ARS	9		—		—	ARS	9	ARS	9	—		—		—
ZAR:US$ Contracts (ZAR millions)	ZAR	46		—		—	ZAR	46	ZAR	46	—		—		—

Commodity contracts
Gold sold forward contracts (thousands of ounces)		178		364		—		542		—	—		542		$(168)
Gold bought forward contracts (thousands of ounces)		642		—		—		642		—	—		642		3
Copper purchased put option contracts (millions of pounds)		128		—		—		128		54	—		74		—
Copper sold forward contracts (millions of pounds)		125		199		—		324		324	—		—		(22)
WTI forward and option contracts (thousands of barrels)		867		2,409		1,050		4,326		3,950	—		376		31
MOPS bought forward contracts (thousands of barrels)		22		—		—		22		22	—		—		—
Propane bought forward contracts (millions of gallons)		17		6		—		23		23	—		—		1
Natural gas bought forward contracts (millions of Btu)		1		—		—		1		—	—		1		(1)

[1]	Excludes gold sales contracts and gold lease rate swaps (see note 5).

[2]	Non-hedge currency contracts with a notional amount of $40 million were economically closed out by entering into offsetting positions albeit with differing counterparties.
US Dollar Interest Rate Contracts
Fair value hedges
Receive–fixed swaps totaling $500 million have been designated against the 7 1/2% debentures as a hedge of the variability in the fair value of the debentures caused by changes in Libor.
Non–hedge contracts
We use gold lease rate swaps to achieve a more economically optimal term structure for gold lease rates implicit in fixed–price gold sales contracts (see note 5). The valuation of gold lease rate swaps is impacted by market US dollar interest rates. Our non–hedge pay–fixed swap position largely mitigates the impact of changes in US dollar interest rates on the valuation of gold lease rate swaps.
Currency Contracts
Cash flow hedges
Currency contracts under which we sell US dollars and buy foreign currencies totaling C$638 million, A$2,095 million, ARS 9 million and ZAR 46 million have been designated against forecasted local currency denominated expenditures as a hedge of the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates.
Commodity Contracts
Cash flow hedges
Commodity contracts totaling 3,972 thousand barrels of crude oil and 23 million gallons of propane have been designated against forecasted purchases of these commodities for expected consumption at our mining operations.
Gold sold forward contracts acquired through the Placer Dome acquisition were designated in first quarter 2006 against forecasted gold sales as a hedge of the variability in market prices on future sales. Hedged items were identified as the first stated quantity of ounces of forecasted sales in a future month. These hedge contracts have been terminated or de-designated and the effective portion of changes in fair value of the gold contracts has been recorded in OCI until the forecasted gold sale impacts earnings.
Copper put options totaling 54 million pounds have been designated against forecasted copper sales as a hedge of the variability in market prices on future sales. Hedged

BARRICK THIRD QUARTER 2006	57	NOTES TO FINANCIAL STATEMENTS

items are identified as the first stated quantity of pounds of forecasted sales in a future month. Prospective hedge effectiveness is assessed using a dollar offset method. The prospective assessment involves comparing the effect of theoretical shifts in forward copper prices on the fair value of both the actual hedging derivative and a hypothetical derivative. The retrospective assessment involves comparing the effect of historic changes in copper prices each period on the fair value of both the actual and hypothetical derivative. The effective portion of changes in fair value of the copper contracts is recorded in OCI until the forecasted copper sale impacts earnings.
Non–hedge contracts
Non–hedge fuel contracts are used to mitigate the risk of oil price changes on consumption at the Lagunas Norte mine. On completion of regression analysis, we concluded that the contracts do not meet the “highly effective” criterion in FAS 133 due to currency and basis differences between contract prices and the prices charged to the mines by oil suppliers. Despite not qualifying as an accounting hedge, the contracts protect the Company to a significant extent from the effects of oil price changes.
Non-hedge copper contracts are used to mitigate the risk of copper price changes on copper sales at the Osborne and Zaldívar mines. We concluded that these contracts do not meet the “highly effective” criterion in FAS 133 because of differences in the underlyings in the copper price exposure and the derivative instrument.
Non-hedge Derivative Gains (Losses)1

	Three month period ended		Nine month period ended
	September 30		September 30
	2006	2005	2006	2005

Non–hedge derivatives
Commodity contracts	$(13)	$1	$(11)	$7
Currency contracts	1	—	(4)	1
Interest rate contracts	4	(1)	6	—
Share purchase warrants	(1)	(4)	1	(4)

	(9)	(4)	(8)	4

Hedge ineffectiveness
Ongoing hedge inefficiency	—	2	3	2
Due to changes in timing of hedged items	—	—	—	1

	$(9)	$(2)	$(5)	$7

[1]	Non-hedge derivative gains (losses) are classified as a component of other income/expense (see note 7).
Cash Flow Hedge Gains (Losses) in OCI

	Commodity price hedges			Currency hedges			Interest rate hedges
				Operating	Administration	Capital	Cash	Long-term
	Gold	Copper	Fuel	costs	costs	expenditures	balances	debt	Total

At Dec.31, 2005	$—	$—	$38	$102	$30	$39	$(2)	$(18)	$189
Effective portion of change in fair value of hedging instruments	(148)	(62)	(1)	57	11	3	(2)	—	(142)
Transfers to earnings:
On recording hedged items in earnings	146	15	(14)	(61)	(12)	(3)	—	—	71
Hedge ineffectiveness due to changes in timing of hedged items	—	—	—	—	—	—	—	—	—

At September 30, 2006	$(2)	$(47)	$23	$98	$29	$39	$(4)	$(18)	$118

	Gold	Copper	Cost of	Cost of			Interest	Interest
Hedge gains/losses classified within	sales	sales	sales	sales	Administration	Amortization	expense	cost

Portion of hedge gain (loss) expected to affect earnings in the next twelve months[1]	$(16)	$(58)	$14	$70	$18	$2	$(3)	$(1)	$26

[1]	Based on the fair value of hedge contracts at September 30, 2006.

BARRICK THIRD QUARTER 2006	58	NOTES TO FINANCIAL STATEMENTS

16 > ASSET RETIREMENT OBLIGATIONS (AROs)

At January 1, 2006	$446
AROs acquired through Placer Dome acquisition[1]	180
AROs incurred in the period	7
Impact of revisions to expected cash flows
Revisions to carrying amount of assets	10
Recorded in earnings[2]	39
Settlements
Cash payments	(22)
Settlement gains	(3)
AROs reclassified under “Liabilities of discontinued operations”	(5)
Accretion	25

At September 30, 2006	677
Current portion	41

$636

[1]	Amounts are based on preliminary estimates and subject to adjustment on finalization of valuations.

[2]	In third quarter 2006, we recognized an increase of $39 million for a change in estimate of the ARO at the Nickel Plate property in British Columbia, Canada. The adjustment was made on receipt of an environmental study that indicated a requirement to treat ground water for an extended period of time. The increase was recorded as a component of other expense (note 7).
17 > DEFERRED INCOME TAXES
On acquisition of Placer Dome, we recorded deferred income tax assets and liabilities based on the preliminary purchase price allocation. The amounts of recorded deferred income tax assets, liabilities, and associated valuation allowance are preliminary. Our assessment of the amounts recorded is not yet complete and will also be affected by any adjustments to the recorded amounts of other assets and liabilities. These balances are subject to further adjustments over the course of 2006. Amounts of recorded deferred income tax assets and liabilities at the date of acquisition, based on this preliminary allocation, comprise:

Deferred income tax assets
Tax losses	$355
Derivative instruments	381
Other	80
Valuation allowances	(445)

371

Deferred income tax liabilities:
Capital assets	(595)
Other	(130)

Net deferred tax liability	$(354)

Classification:
Current assets	$2
Non-current assets	296
Current liabilities	(46)
Non-current liabilities	(606)

$(354)

Loss and Tax Carry Forwards Acquired Through the Placer Dome Acquisition:

Country	Category		Expiry

Australia	Operating losses	$454	n/a
Canada	Non-capital losses	365	2006-2016
	Investment tax credit	3	2009-2014
Chile	Operating losses	35	n/a
South Africa	Non-capital losses	134	n/a
US	Operating – regular tax	82	2019-2029
	Operating – Alternative minimum tax	135	2019-2025
	Alternative minimum tax credits	22	n/a
Other	Operating losses	124	2006-2014

18 > CAPITAL STOCK
A Common Shares
In first quarter 2006, we issued 322.8 million shares in connection with the acquisition of Placer Dome. In the three months ended June 30, 2006, we declared and paid dividends in US dollars totaling $0.11 per share (three months ended June 30, 2005: $0.11 per share).
B Exchangeable Shares
In connection with a 1998 acquisition, Barrick Gold Inc. (“BGI”) issued 11.1 million BGI exchangeable shares, which are each exchangeable for 0.53 of a Barrick common share at any time at the option of the holder, and have essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek mines.
At September 30, 2006, 1.4 million BGI exchangeable shares were outstanding, which are equivalent to 0.7 million Barrick common shares (2005 – 0.7 million common shares). While there are exchangeable shares outstanding, we are required to present summary consolidated financial information relating to BGI.
Summarized Financial Information for BGI

	Three month period		Nine month period
	ended September 30		ended September 30
	2006	2005	2006	2005

Total revenues and other income	$52	$46	$196	$144
Less: costs and expenses	(92) [1]	(58)	(172)	(134)

Income (loss) before taxes	$(40)	$(12)	$24	$10

Net income (loss)	$(40)	$(3)	$19	$17

[1]	Includes a $39 million increase in the ARO at the Nickel Plate property (see note 16).

BARRICK THIRD QUARTER 2006	59	NOTES TO FINANCIAL STATEMENTS

	At September 30,	At Dec.31,
	2006	2005

Assets
Current assets	$116	$119
Non-current assets	55	88

	$171	$207

Liabilities and shareholders’ equity
Other current liabilities	15	25
Intercompany notes payable	406	390
Other long-term liabilities	82	43
Deferred income tax liabilities	1	12
Deficit	(333)	(263)

	$171	$207

19 > STOCK–BASED COMPENSATION
At September 30, 2006, 13.4 million Canadian dollar share options and 6.9 million US dollar share options were outstanding, including 1.8 million share options assumed in the Placer Dome acquisition (see note 3A). The Canadian dollar share options have a weighted average exercise price of C$28.74, an aggregate intrinsic value of C$82.5 million and an average remaining contractual term of 4.4 years. The US dollar share options have a weighted average exercise price of US$23.67, an aggregate intrinsic value of US$48.9 million and an average remaining contractual term of 5.6 years.
At September 30, 2006, 10.4 million Canadian dollar share options and 1.9 million US dollar share options were fully vested. The Canadian dollar options have an average exercise price of C$29.10, an aggregate intrinsic value of C$62.3 million and an average remaining contractual term of 3.7 years. The US dollar share options have an average exercise price of US$21.31, an aggregate intrinsic value of US$17.9 million and an average remaining contractual term of 6.0 years.
For the three months ended September 30, 2006, 0.3 million Canadian dollar share options and 0.2 million US dollar share options were exercised. The Canadian options exercised had an intrinsic value of C$2.5 million, and the US dollar share options exercised had an intrinsic value of US$2.0 million. For the three months ended September 30, 2006, Canadian dollar share options with a fair market value of C$1.0 million and US share options with a fair market value of US$1.2 million vested.
For the nine months ended September 30, 2006, 2.1 million Canadian dollar share options and 0.9 million US dollar share options were exercised. The Canadian options exercised had an intrinsic value of C$17.5 million and the US share options exercised had an intrinsic value of US$10.0 million. For the nine months ended September 30, 2006, Canadian dollar share options with a fair market value of C$5.8 million and US share options with value of US$1.9 million vested.
For the three and nine months ended September 30, 2005, we utilized the intrinsic value method of accounting for stock options and no compensation expense was recorded. If compensation expense had been determined in accordance with the fair value provisions of SFAS No. 123 pro-forma net income and net income per share would have been as follows:
Stock Option Expense

	Three month	Nine month
($ millions, except per	period ended	period ended
share amounts in dollars)	September 30, 2005	September 30, 2005

Pro forma effects
Net income, as reported	$113	$226
Stock option expense	$(9)	$(24)

Pro forma net income	$104	$202

Net income per share:
As reported[1]	$0.21	$0.42
Pro forma[1]	$0.19	$0.38

[1]	Basic and diluted.

BARRICK THIRD QUARTER 2006	60	NOTES TO FINANCIAL STATEMENTS

20 > OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”)

	Three month period ended		Nine month period ended
	September 30		September 30
	2006	2005	2006	2005

Accumulated OCI at beginning of period
Cash flow hedge gains, net of tax of $32, $83, $61, $95	$84	$180	$128	$206
Investments, net of tax of $nil, $nil, $nil, $nil	25	10	12	21
Currency translation adjustments, net of tax of $nil, $nil, $nil, $nil	(143)	(146)	(143)	(146)
Additional pension liability, net of tax of $10, $nil, $nil, $nil	(18)	(12)	(28)	(12)

	$(52)	$32	$(31)	$69

Other comprehensive income (loss) for the period:
Changes in fair value of cash flow hedges	(61)	49	(142)	75
Changes in fair value of investments	(4)	—	8	(2)
Less: reclassification adjustments for gains/losses recorded in earnings:
Transfers of cash flow hedge gains to earnings:
On recording hedged items in earnings	63	(37)	71	(100)
Hedge ineffectiveness due to changes in timing of hedged items	—	—	—	(1)
Investments:
Other than temporary impairment charges	—	3	—	3
Gains realized on sale	(6)	—	(5)	(9)

Other comprehensive income (loss), before tax	(8)	15	(68)	(34)
Income tax recovery (expense) related to OCI	—	(6)	39	6

Other comprehensive income (loss), net of tax	$(8)	$9	$(29)	$(28)

Accumulated OCI at September 30
Cash flow hedge gains, net of tax of $32, $89, $32, $89	86	186	86	186
Investments, net of tax of $nil, $nil, $nil, $nil	15	13	15	13
Currency translation adjustments, net of tax of $nil, $nil, $nil, $nil	(143)	(146)	(143)	(146)
Additional pension liability, net of tax of $10, $nil, $10, $nil	(18)	(12)	(18)	(12)

	$(60)	$41	$(60)	$41

21 > LITIGATION AND CLAIMS
Wagner Complaint
On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the U.S. District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated U.S. securities laws by making false and misleading statements concerning Barrick’s projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. Other parties on behalf of the same proposed class of Barrick shareholders filed several other complaints, making the same basic allegations against the same defendants. In September 2003, the cases were consolidated into a single action in the Southern District of New York. The Plaintiffs filed a Consolidated and/or Amended Complaint on November 5, 2003. On January 14, 2004, Barrick filed a motion to dismiss the complaint. On September 29, 2004, the Court issued an order granting in part and denying in part Barrick’s motion to dismiss the action. The Court granted the plaintiffs leave to file a Second Amended Complaint, which was filed on October 20, 2004. The Plaintiffs filed a Third Amended Complaint on January 6, 2005. On May 23, 2005, Barrick filed a motion to dismiss part of the Third Amended Complaint. On January 31, 2006, the Court issued an order granting in part and denying in part Barrick’s motion to dismiss. On March 10, 2006, Barrick moved for reconsideration of a portion of the Court’s January 31, 2006 Order. On April 3, 2006, plaintiffs moved for reconsideration of a portion of the Court’s January 31, 2006 Order. We intend to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.
Wilcox Complaint
On September 8, 2004, two of our U.S. subsidiaries, Homestake Mining Company of California (“Homestake California”) and Homestake Mining Company (“Homestake”) were served with a First Amended Complaint by persons alleging to be current or former residents of a rural area near the former Grants Uranium Mill. The Complaint, which was filed in the U.S. District Court for the District of New Mexico, named Homestake and Homestake California, along with an unspecified number of unidentified defendants, as defendants. The plaintiffs allege that they have suffered a variety of physical, emotional and financial injuries as a result of

BARRICK THIRD QUARTER 2006	61	NOTES TO FINANCIAL STATEMENTS

exposure to radioactive and other hazardous substances. The Complaint seeks an unspecified amount of damages. On November 25, 2005, the Court issued an order granting in part and denying in part a motion to dismiss the claim. The Court granted the motion and dismissed plaintiffs’ claims based on strict and absolute liability and ruled that plaintiffs’ state law claims are pre-empted by the Price- Anderson Act. Plaintiffs filed a Third Amended Complaint on April 10, 2006, which increased the number of plaintiffs from 26 to 28 and omitted the claims previously dismissed by the Court, but otherwise did not materially alter the claims asserted. An Initial Scheduling Order has been issued by the Court. We intend to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.
Cowal Project
Opponents of Barrick’s Cowal project continue to pursue various claims, legal proceedings and complaints against the project and the Company’s compliance with its permits and licenses. Barrick has and will continue to vigorously defend such actions. No amounts have been accrued for any potential loss under this complaint.
Marinduque Complaint
Placer Dome has been named the sole defendant in a Complaint filed on October 4, 2005, by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada. The action was removed to the Nevada Federal District Court on motion of Placer Dome. The Complaint asserts that Placer Dome is responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The Province seeks “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”, but “does not seek to recover damages for individual injuries sustained by its citizens either to their persons or their property”. In addition to damages for injury to natural resources, the Province seeks compensation for the costs of restoring the environment, an order directing Placer Dome to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addresses the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage.
At the time of the amalgamation of Placer Dome and Barrick Gold Corporation, a variety of motions were pending before the District Court, including motions to dismiss the action for lack of personal jurisdiction and for forum non conveniens (improper choice of forum). However, on June 29, 2006, the Province filed a Motion to join Barrick Gold Corporation as an additional named Defendant and for leave to file a Third Amended Complaint. The Company has filed oppositions to these new motions from the Province. The District Court has not yet ruled on these motions. We will challenge the claims of the Province on various grounds and otherwise vigorously defend the action. No amounts have been accrued for any potential loss under the complaint in the preliminary purchase price allocation associated with the acquisition of Placer Dome.
22 > UNINCORPORATED JOINT VENTURES
Our major interests in unincorporated joint ventures where we share joint control with our partners and use the proportionate consolidation method are a 50% interest in the Kalgoorlie Mine in Australia; a 50% interest in the Round Mountain Mine in the United States; a 50% interest in the Hemlo Mine in Canada; and a 33% interest in the Marigold Mine in the United States. In first quarter 2006 we also acquired interests in similar unincorporated joint ventures through the acquisition of Placer Dome, including: a 60% interest in the Cortez Mine; and a 75% interest in the Turquoise Ridge mine, both in the United States.
SUMMARY FINANCIAL INFORMATION (100%)
Income Statement and Cash Flow Information

	Three month period		Nine month period
	ended September 30		ended September 30
	2006	2005	2006	2005

Revenues	$403	$238	$1,104	$734
Costs and expenses	313	164	910	593

Net income	$90	$74	$194	$141

Operating activities[1]	$123	$114	$286	$256
Investing activities[1]	$(50)	$(39)	$(109)	$(59)
Financing activities[1,2]	$(79)	$(85)	$(201)	$(202)

[1]	Net cash inflow (outflow).

[2]	Includes cash flows between the joint ventures and joint venture partners.

BARRICK THIRD QUARTER 2006	62	NOTES TO FINANCIAL STATEMENTS

Balance Sheet Information

	At Sept.30,	At Dec.31,
	2006	2005

Assets
Inventories	$265	$176
Property, plant and equipment	747	504
Other assets	109	87

	$1,121	$767

Liabilities
Current liabilities	$132	$123
Long-term obligations	138	105

	$270	$228

BARRICK THIRD QUARTER 2006	63	NOTES TO FINANCIAL STATEMENTS

CORPORATE OFFICE	TRANSFER AGENTS AND REGISTRARS
Barrick Gold Corporation	CIBC Mellon Trust Company
BCE Place, TD Canada Trust Tower, Suite 3700	P.O. Box 7010, Adelaide Street Postal Station
161 Bay Street, P.O. Box 212	Toronto, Ontario M5C 2W9
Toronto, Canada M5J 2S1	Tel: (416) 643-5500
Tel: (416) 861-9911 Fax: (416) 861-0727	Toll-free throughout North America: 1-800-387-0825
Toll-free within Canada and United States: 1-800-720-7415	Fax: (416) 643-5660
Email: investor@barrick.com	Email: inquiries@cibcmellon.com
Website: www.barrick.com	Website: www.cibcmellon.com

SHARES LISTED	Mellon Investor Services, L.L.C.
ABX — The Toronto Stock Exchange	480 Washington Blvd.
The New York Stock Exchange	Jersey City, NJ 07310
BGD — The London Stock Exchange	Email: shrrelations@mellon.com
Website: www.mellon-investor.com

INVESTOR CONTACT	MEDIA CONTACT
James Mavor	Vincent Borg
Vice President, Investor Relations	Senior Vice President, Corporate Communications
Tel: (416) 307-7463	Tel: (416) 307-7477
Email: jmavor@barrick.com	Email: vborg@barrick.com
ADDITIONAL INFORMATION
On August 4, 2006, Barrick Gold Corporation filed a tender offer statement related to its tender offer for the outstanding common shares of NovaGold Resources Inc. On September 15, 2006, September 29, 2006, October 12, 2006 and October 25, 2006, Barrick filed a Notices of Extension relating to the tender offer statement. Investors and security holders of NovaGold are urged to read the tender offer statement and related documents, because they contain important information. Investors and security holders of NovaGold may obtain a free copy of the tender offer statement and other documents filed by Barrick Gold Corporation with the SEC at the SEC’s website at www.sec.gov. The tender offer statement may also be obtained for free from Barrick Gold Corporation on its website or by directing a request to Barrick Gold Corporation’s investor relations department.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Certain information included in this Third Quarter Report 2006, including any information as to our future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements.” The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as copper, silver, fuel and electricity) and currencies; changes in U.S. dollar interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves, adverse changes in our credit rating, contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.
     The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.